Exhibit 99.3

Cenovus Energy Inc.
Consolidated Financial Statements
For the Year Ended December 31, 2021
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2021

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	2

REPORT OF MANAGEMENT
Management’s Responsibility for the Consolidated Financial Statements
The accompanying Consolidated Financial Statements of Cenovus Energy Inc. are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect Management’s best judgments.
The Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee which is made up of five independent directors. The Audit Committee has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes – Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee met with Management and the independent auditors on at least a quarterly basis to review and recommend the approval of the interim Consolidated Financial Statements and Management’s Discussion and Analysis to the Board of Directors prior to their public release as well as annually to review the annual Consolidated Financial Statements and Management’s Discussion and Analysis and recommend their approval to the Board of Directors.
Management’s Assessment of Internal Control Over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the design and effectiveness of internal control over financial reporting as at December 31, 2021. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on our evaluation, Management has concluded that internal control over financial reporting was effective as at December 31, 2021.
PricewaterhouseCoopers LLP, an independent registered public accounting firm, was appointed to audit and provide independent opinions on both the Consolidated Financial Statements and internal control over financial reporting as at December 31, 2021, as stated in their Report of Independent Registered Public Accounting Firm dated February 7, 2022. PricewaterhouseCoopers LLP has provided such opinions.

/s/ Alexander J. Pourbaix	/s/ Jeffrey R. Hart
Alexander J. Pourbaix	Jeffrey R. Hart
President & Chief Executive Officer	Executive Vice-President & Chief Financial Officer
Cenovus Energy Inc.	Cenovus Energy Inc.

February 7, 2022

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Cenovus Energy Inc.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Cenovus Energy Inc. and its subsidiaries (together, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of earnings (loss), comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “Consolidated Financial Statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s Consolidated Financial Statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the Consolidated Financial Statements included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the Consolidated Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	4

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the Consolidated Financial Statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the Consolidated Financial Statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impact of Reserves and Resource Estimates on Property, Plant and Equipment (“PP&E”), Net and any Allocated Goodwill of the Oil Sands, Conventional and Offshore Segments (collectively, the “Upstream Segments”)
As described in Notes 1, 3, 4, 10, 18 and 22 to the Consolidated Financial Statements, Management assesses its cash generating units (“CGUs”) for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount of a CGU, which is net of accumulated Depreciation, Depletion and Amortization (“DD&A”) and net impairment losses, may exceed its recoverable amount. Management also assesses on a quarterly basis whether facts and circumstances suggest that the recoverable amount of a previously impaired CGU may exceed its carrying amount. Goodwill is tested for impairment at least annually. Management calculates depletion for Oil Sands and Conventional assets using the unit-of-production method based on estimated proved reserves. For Offshore assets, Management calculates depletion using the unit-of-production method based on estimated proved developed producing reserves or proved plus probable reserves. Costs subject to depletion include estimated future development costs to be incurred in developing proved or proved plus probable reserves. As of December 31, 2021, the Company had $22.5 billion, $2.2 billion and $2.8 billion in Oil Sands, Conventional and Offshore PP&E, net, respectively. Goodwill related to the Oil Sands segment amounted to $3.5 billion as of December 31, 2021. In aggregate, the Company recognized $3.2 billion of DD&A expense for the Upstream Segments, which is net of impairment reversals of $378 million for the Conventional CGUs, for the year ended December 31, 2021. No impairment indicators were identified for the Offshore CGUs. Management determined the recoverable amounts of the Oil Sands and Conventional CGUs (the “recoverable amounts”) based on their fair values less costs of disposal using discounted after-tax cash flow models. The determination of the recoverable amounts required the use of significant estimates and judgments by Management related to forward commodity prices, expected production volumes, estimated reserves and resources, future development and operating expenditures and discount rates. Management’s estimates of reserves and resources used for both the determination of the recoverable amounts and the calculation of DD&A expense for the Upstream Segments have been developed by Management’s specialists, specifically independent qualified reserve evaluators.
The principal considerations for our determination that performing procedures relating to the impact of reserves and resource estimates on PP&E, net and any allocated goodwill of the Upstream Segments is a critical audit matter are (i) the significant amount of judgment required by Management, including the use of Management’s specialists, when developing the estimates of reserves and resources and the recoverable amounts; (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the significant assumptions used in developing these estimates related to forward commodity prices, expected production volumes, estimated reserves and resources, future development and operating expenditures and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	5

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s estimates of reserves and resources, the determination of the recoverable amounts and the calculation of DD&A expense for the Upstream Segments. These procedures also included, among others, testing Management’s process for determining the recoverable amounts and DD&A expense for the Upstream Segments, which included (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness and accuracy of underlying data used in Management’s determination of the recoverable amounts; (iii) assessing the reasonability of the significant assumptions used by Management, when developing the estimates of reserves and resources and the recoverable amounts, related to forward commodity prices, expected production volumes, as well as future development and operating expenditures; and (iv) testing the unit-of-production rates used to calculate DD&A expense. The work of Management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimated reserves and resources used in the determination of the recoverable amounts and DD&A expense for the Upstream Segments. As a basis for using this work, the specialists’ qualifications were understood, and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of data used by the specialists and an evaluation of the specialists’ findings. Evaluating the assumptions related to forward commodity prices, expected production volumes, as well as future development and operating expenditures involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company and consistency with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the recoverable amounts, including the discount rates used.
Acquisition of Husky Energy Inc. - Valuation of Acquired Oil and Gas Properties and Manufacturing Assets
As described in Notes 4, 5 and 18 to the Consolidated Financial Statements, on January 1, 2021 the Company acquired Husky Energy Inc. (“Husky”) in an acquisition accounted for as a business combination, which requires that assets acquired and liabilities assumed be measured at fair value on the acquisition date, with any excess of the purchase price over the estimated fair value of the net assets acquired recorded as goodwill. The purchase price of the transaction was for net consideration of $6.9 billion. The assets acquired included oil and gas properties and manufacturing assets categorized as PP&E which were valued at $8.5 billion and $3.9 billion, respectively. Management estimated the fair values of the acquired oil and gas properties and manufacturing assets at the acquisition date using after-tax discounted cash flow models. These fair value assessments required the use of significant estimates and judgments by Management including assumptions related to forward commodity prices, expected production volumes, estimated reserves and resources, future development and operating expenditures and discount rates for the oil and gas properties acquired and assumptions related to throughput, forward commodity prices, forward crack spreads, future capital and operating expenditures and discount rates for the manufacturing assets acquired. Management’s estimates of reserves and resources for the acquired oil and gas properties have been developed by Management’s specialists, including internal geology and engineering professionals and independent qualified reserve evaluators.
The principal considerations for our determination that performing procedures relating to the valuation of acquired oil and gas properties and manufacturing assets relating to the acquisition of Husky Energy Inc. is a critical audit matter are (i) the significant judgment by Management, including the use of Management’s specialists, as applicable, when developing the estimates of reserves and resources and the fair values of acquired oil and gas properties and manufacturing assets; (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating significant assumptions used in the discounted cash flow models related to throughput, forward commodity prices, forward crack spreads, expected production volumes, estimated reserves and resources, future capital, development and operating expenditures and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s estimated fair values of acquired oil and gas properties and manufacturing assets. These procedures also included, among others, testing Management’s process for determining the fair values of the acquired oil and gas properties and manufacturing assets, which included (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness and accuracy of underlying data used in Management’s determination of the fair values and (iii) evaluating the reasonableness of significant assumptions used by Management related to forward commodity prices, expected production volumes, estimated reserves and resources and future development and operating expenditures for the acquired oil and gas properties and related to throughput, forward commodity prices, forward crack spreads and future

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	6

capital and operating expenditures for the acquired manufacturing assets. Evaluating the assumptions used by Management involved assessing whether the assumptions used were reasonable considering the current and past performance of Husky and the Company and consistency with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable. The work of Management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimated reserves and resources used to determine the fair value of the acquired oil and gas properties. As a basis for using this work, the specialists’ qualifications were understood, and the Company’s relationship with the specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by the specialists, tests of the data used by the specialists, and an evaluation of the specialists’ findings. Evaluating the assumptions used by Management’s specialists also involved assessing whether the assumptions used were reasonable considering the current and past performance of Husky and the Company and consistency with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable. Professionals with specialized skill and knowledge were used to assist in evaluating the overall reasonableness of the fair values of the acquired oil and gas properties and manufacturing assets determined by Management, including discount rates.
Impairment Assessment of PP&E for the Borger, Wood River and Lima CGUs within the U.S. Manufacturing Segment
As described in Notes 1, 3, 4, 10 and 18 to the Consolidated Financial Statements, Management assesses its CGUs for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount of a CGU, which is net of accumulated DD&A and net impairment losses, may exceed its recoverable amount. As of December 31, 2021, the Company had $3.7 billion of PP&E assets net of accumulated DD&A and net impairment losses relating to its U.S. Manufacturing segment. For the year ended December 31, 2021, the carrying amounts of the Borger, Wood River and Lima CGUs were determined to be greater than their recoverable amounts and an impairment charge of $1.9 billion was recorded as additional DD&A in the U.S. Manufacturing segment. Management determined the recoverable amounts of PP&E for the Borger, Wood River and Lima CGUs based on their fair values less costs of disposal using discounted after-tax cash flows models requiring the use of significant estimates and judgments by Management related to throughput, forward crude oil prices, forward crack spreads, future capital expenditures, operating expenses and discount rates.
The principal considerations for our determination that performing procedures relating to the impairment assessment of PP&E for the Borger, Wood River and Lima CGUs within the U.S. Manufacturing segment is a critical audit matter are (i) the significant amount of judgment required by Management when developing the recoverable amounts of the Borger, Wood River and Lima CGUs; (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the significant assumptions used in developing these estimates including throughput, forward crude oil prices, forward crack spreads, future capital expenditures, operating expenses and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s determination of the recoverable amounts of the Borger, Wood River and Lima CGUs. These procedures also included, among others, testing Management’s process for determining the recoverable amounts of the Borger, Wood River and Lima CGUs, which included (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness and accuracy of underlying data used in these models; and (iii) assessing the reasonability of the assumptions used by Management, including throughput, forward crude oil prices, forward crack spreads, future capital expenditures and operating expenses. Evaluating the assumptions used by Management involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company, consistency with industry pricing forecasts and consistency with evidence obtained in other areas of the audit, as applicable. Professionals with specialized skill and knowledge were used to assist in evaluating the overall reasonableness of the recoverable amounts of the Borger, Wood River and Lima CGUs, including the discount rates used.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Calgary, Alberta, Canada
February 7, 2022
We have served as the Company’s auditor since 2008.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	7

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
For the years ended December 31,
($ millions, except per share amounts)

	Notes	2021	2020 (1)	2019 (1)

Revenues	1
Gross Sales		48,811	13,914	21,715
Less: Royalties		2,454	371	1,173
		46,357	13,543	20,542
Expenses	1
Purchased Product		23,481	5,681	8,789
Transportation and Blending		7,883	4,728	5,184
Operating		4,716	1,955	2,088
(Gain) Loss on Risk Management	35	995	308	156
Depreciation, Depletion and Amortization	10,17,18,19	5,886	3,464	2,249
Exploration Expense	17	18	91	82
General and Administrative	6	849	292	331
Finance Costs	7	1,082	536	511
Interest Income		(23)	(9)	(12)
Integration Costs	5A	349	29	—
Foreign Exchange (Gain) Loss, Net	8	(174)	(181)	(404)
Re-measurement of Contingent Payment	24	575	(80)	164
(Gain) Loss on Divestiture of Assets	9	(229)	(81)	(2)
Other (Income) Loss, Net		(309)	40	9
(Income) Loss From Equity-Accounted Affiliates	20	(57)	—	—
Earnings (Loss) Before Income Tax		1,315	(3,230)	1,397
Income Tax Expense (Recovery)	11	728	(851)	(797)
Net Earnings (Loss)		587	(2,379)	2,194

Net Earnings (Loss) Per Common Share ($)	12
Basic		0.27	(1.94)	1.78
Diluted		0.27	(1.94)	1.78

(1)     See Note 3(w) for revisions to comparative results.

See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	8

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31,
($ millions)

	Notes	2021	2020	2019

Net Earnings (Loss)		587	(2,379)	2,194
Other Comprehensive Income (Loss), Net of Tax	31
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits	29	38	(8)	5
Change in the Fair Value of Equity Instruments at FVOCI (1)		—	—	12
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(129)	(44)	(228)
Total Other Comprehensive Income (Loss), Net of Tax		(91)	(52)	(211)
Comprehensive Income (Loss)		496	(2,431)	1,983

(1)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	9

CONSOLIDATED BALANCE SHEETS
As at December 31,
($ millions)

	Notes	2021	2020

Assets
Current Assets
Cash and Cash Equivalents	13	2,873	378
Accounts Receivable and Accrued Revenues	14	3,870	1,488
Income Tax Receivable		22	21
Inventories	15	3,919	1,089
Assets Held for Sale	16	1,304	—
Total Current Assets		11,988	2,976
Restricted Cash	27	186	—
Exploration and Evaluation Assets, Net	1,17	720	623
Property, Plant and Equipment, Net	1,18	34,225	25,411
Right-of-Use Assets, Net	1,19	2,010	1,139
Income Tax Receivable		66	—
Investments in Equity-Accounted Affiliates	20	311	97
Other Assets	21	431	216
Deferred Income Taxes	11	694	36
Goodwill	22	3,473	2,272
Total Assets		54,104	32,770

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities	23	6,353	2,018
Short-Term Borrowings	25	79	121
Lease Liabilities	26	272	184
Contingent Payment	24	236	36
Income Tax Payable		179	—
Liabilities Related to Assets Held for Sale	16	186	—
Total Current Liabilities		7,305	2,359
Long-Term Debt	25	12,385	7,441
Lease Liabilities	26	2,685	1,573
Contingent Payment	24	—	27
Decommissioning Liabilities	27	3,906	1,248
Other Liabilities	28	929	181
Deferred Income Taxes	11	3,286	3,234
Total Liabilities		30,496	16,063
Shareholders’ Equity		23,596	16,707
Non-Controlling Interest		12	—
Total Liabilities and Equity		54,104	32,770

Commitments and Contingencies	38
See accompanying Notes to Consolidated Financial Statements.

/s/ Keith A. MacPhail	/s/ Claude Mongeau
Keith A. MacPhail	Claude Mongeau
Director	Director
Cenovus Energy Inc.	Cenovus Energy Inc.

February 7, 2022

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	10

CONSOLIDATED STATEMENTS OF EQUITY
($ millions)

	Shareholders' Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 30)	(Note 30)	(Note 30)			(Note 31)

As at December 31, 2018	11,040	—	—	4,367	1,023	1,038	17,468	—
Net Earnings (Loss)	—	—	—	—	2,194	—	2,194	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(211)	(211)	—
Total Comprehensive Income (Loss)	—	—	—	—	2,194	(211)	1,983	—
Stock-Based Compensation Expense	—	—	—	10	—	—	10	—
Dividends on Common Shares	—	—	—	—	(260)	—	(260)	—
As at December 31, 2019	11,040	—	—	4,377	2,957	827	19,201	—
Net Earnings (Loss)	—	—	—	—	(2,379)	—	(2,379)	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(52)	(52)	—
Total Comprehensive Income (Loss)	—	—	—	—	(2,379)	(52)	(2,431)	—
Stock-Based Compensation Expense	—	—	—	14	—	—	14	—
Dividends on Common Shares	—	—	—	—	(77)	—	(77)	—
As at December 31, 2020	11,040	—	—	4,391	501	775	16,707	—
Net Earnings (Loss)	—	—	—	—	587	—	587	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(91)	(91)	—
Total Comprehensive Income (Loss)	—	—	—	—	587	(91)	496	—
Common Shares Issued (Note 5A)	6,111	—	—	—	—	—	6,111	—
Common Shares Issued on Exercise of Stock Options	7	—	—	(1)	—	—	6	—
Purchase of Common Shares Under NCIB (2) (Note 30)	(145)	—	—	(120)	—	—	(265)	—
Preferred Shares Issued (Note 5A)	—	519	—	—	—	—	519	—
Warrants Issued (Note 5A)	—	—	216	—	—	—	216	—
Warrants Exercised	3	—	(1)	—	—	—	2	—
Stock-Based Compensation Expense	—	—	—	14	—	—	14	—
Dividends on Common Shares	—	—	—	—	(176)	—	(176)	—
Dividends on Preferred Shares	—	—	—	—	(34)	—	(34)	—
Non-Controlling Interest	—	—	—	—	—	—	—	12
As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12

(1)    Accumulated other comprehensive income (loss) (“AOCI”).
(2)     Normal course issuer bid ("NCIB").
See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	11

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
($ millions)

	Notes	2021	2020	2019

Operating Activities
Net Earnings (Loss)		587	(2,379)	2,194
Depreciation, Depletion and Amortization	10,17,18,19	5,886	3,464	2,249
Exploration Expense	17	9	91	82
Inventory Write-Down (Reversal)		16	555	49
Realization of Inventory Write-Downs		(31)	(572)	(71)
Deferred Income Tax Expense (Recovery)	11	452	(838)	(814)
Unrealized (Gain) Loss on Risk Management	35	2	56	149
Unrealized Foreign Exchange (Gain) Loss	8	(312)	(131)	(827)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		171	(33)	401
Re-measurement of Contingent Payment, Net of Cash Paid		400	(80)	164
(Gain) Loss on Divestiture of Assets	9	(229)	(81)	(2)
Unwinding of Discount on Decommissioning Liabilities	27	199	57	58
(Income) Loss From Equity-Accounted Affiliates	20	(57)	—	—
Distributions Received From Equity-Accounted Affiliates	20	137	—	—
Other		18	8	38
Settlement of Decommissioning Liabilities		(102)	(42)	(52)
Net Change in Non-Cash Working Capital	37	(1,227)	198	(333)
Cash From (Used in) Operating Activities		5,919	273	3,285

Investing Activities
Capital Expenditures	17,18	(2,563)	(859)	(1,183)
Proceeds From Divestitures	9	435	38	1
Cash Acquired Through Business Combination	5A	735	—	—
Net Cash Received on Assumption of Decommissioning Liabilities	5B	75	—	—
Net Change in Investments and Other		17	(4)	(133)
Net Change in Non-Cash Working Capital	37	359	(38)	(117)
Cash From (Used in) Investing Activities		(942)	(863)	(1,432)

Net Cash Provided (Used) Before Financing Activities		4,977	(590)	1,853

Financing Activities	37
Net Issuance (Repayment) of Short-Term Borrowings		(77)	117	—
Issuance of Long-Term Debt		1,557	1,326	—
(Repayment) of Long-Term Debt		(2,870)	(112)	(2,279)
Net Issuance (Repayment) of Revolving Long-Term Debt		(350)	(220)	276
Principal Repayment of Leases	26	(300)	(197)	(150)
Purchase of Common Shares Under NCIB	30	(265)	—	—
Dividends Paid on Common Shares	12	(176)	(77)	(260)
Dividends Paid on Preferred Shares	12	(34)	—	—
Other		8	—	—
Cash From (Used in) Financing Activities		(2,507)	837	(2,413)

Effect of Foreign Exchange on Cash and Cash Equivalents		25	(55)	(35)
Increase (Decrease) in Cash and Cash Equivalents		2,495	192	(595)
Cash and Cash Equivalents, Beginning of Year		378	186	781
Cash and Cash Equivalents, End of Year		2,873	378	186

See accompanying Notes to Consolidated Financial Statements.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc., including its subsidiaries, (together “Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants ("Cenovus Warrants") are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). Cenovus's cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these Consolidated Financial Statements is found in Note 2.
On January 1, 2021, Cenovus and Husky Energy Inc. (“Husky”) closed a transaction to combine the two companies through a plan of arrangement (the “Arrangement”) (see Note 5A). The transaction included Husky’s oil sands, conventional, offshore and retail segments. The transaction also included extensive transportation, storage and logistics and downstream infrastructure. Comparative figures include Cenovus's results prior to the closing of the Arrangement on January 1, 2021, and do not reflect any historical data from Husky.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise (jointly owned with BP Canada Energy Group ULC (“BP Canada”) and operated by Cenovus) and Tucker oil sands projects, as well as Lloydminster thermal and conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia, and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported with other third-party commodity trading volumes through access to capacity on third-party pipelines, export terminals and storage facilities which provides flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. (“HCML”) joint venture in Indonesia.
Downstream Segments
•Canadian Manufacturing, includes the owned and operated Lloydminster upgrading and asphalt refining complex which upgrades heavy oil and bitumen into synthetic crude oil, diesel fuel, asphalt and other ancillary products. Cenovus seeks to maximize the value per barrel from its heavy oil and bitumen production through its integrated network of assets. In addition, Cenovus owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus also markets its production and third-party commodity trading volumes of synthetic crude oil, asphalt and ancillary products.
•U.S. Manufacturing, includes the refining of crude oil to produce diesel, gasoline, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the jointly owned Wood River and Borger refineries (jointly owned with operator Phillips 66) and the jointly owned Toledo Refinery (jointly owned with operator BP Products North America Inc. (“BP”)). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.
•Retail, includes the marketing of its own and third-party volumes of refined petroleum products, including gasoline and diesel, through retail, commercial and bulk petroleum outlets, as well as wholesale channels in Canada.
Corporate and Eliminations, primarily includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
U.S. Manufacturing segments, and diesel production in the Canadian Manufacturing segment sold to the Retail segment. Eliminations are recorded based on current market prices.
To conform to the presentation adopted for the current period’s operating segments, the following comparatives prior to January 1, 2021, have been reclassified:
•The Company’s market optimization activities, previously reported in the Refining and Marketing segment, have been reclassified to the Oil Sands and Conventional segments.
•The Bruderheim crude-by-rail terminal results, previously reported under the Refining and Marketing segment, have been reclassified to the Canadian Manufacturing segment.
•The refining activities in the U.S. with operator Phillips 66, previously reported in the Refining and Marketing segment, have been reclassified to the U.S. Manufacturing segment.
•The Company’s unrealized gain and loss on risk management, previously reported in Corporate and Eliminations, have been reclassified to the reportable segment to which the derivative instrument relates.
The following tabular financial information presents the segmented information first by segment, then by product and geographic location. Prior period results have been re-presented.

A) Results of Operations – Segment and Operational Information (1)

	Upstream
	Oil Sands			Conventional			Offshore			Total
For the years ended December 31,	2021	2020 (2)	2019 (2)	2021	2020	2019	2021	2020	2019	2021	2020 (2)	2019 (2)
Revenues
Gross Sales	22,827	8,804	13,101	3,235	904	935	1,782	—	—	27,844	9,708	14,036
Less: Royalties (3)	2,196	331	1,143	150	40	30	108	—	—	2,454	371	1,173
	20,631	8,473	11,958	3,085	864	905	1,674	—	—	25,390	9,337	12,863
Expenses
Purchased Product (3)	3,188	1,262	2,231	1,655	268	240	—	—	—	4,843	1,530	2,471
Transportation and Blending (3)	7,841	4,683	5,152	74	81	82	15	—	—	7,930	4,764	5,234
Operating (3)	2,451	1,156	1,067	551	320	339	239	—	—	3,241	1,476	1,406
Realized (Gain) Loss on Risk Management	786	268	23	2	—	—	—	—	—	788	268	23
Operating Margin	6,365	1,104	3,485	803	195	244	1,420	—	—	8,588	1,299	3,729
Unrealized (Gain) Loss on Risk Management	18	57	92	1	—	—	—	—	—	19	57	92
Depreciation, Depletion and Amortization	2,666	1,687	1,543	3	880	319	492	—	—	3,161	2,567	1,862
Exploration Expense	16	9	18	(3)	82	64	5	—	—	18	91	82
(Income) Loss From Equity- Accounted Affiliates	(5)	—	—	—	—	—	(47)	—	—	(52)	—	—
Segment Income (Loss)	3,670	(649)	1,832	802	(767)	(139)	970	—	—	5,442	(1,416)	1,693
(1)Prior period results have been reclassified to conform with the current period’s operating segments.
(2)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(w)).
(3)Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

	Downstream
For the years ended December 31,	Canadian Manufacturing			U.S. Manufacturing			Retail			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Revenues
Gross Sales	4,472	82	77	20,043	4,733	8,291	2,158	—	—	26,673	4,815	8,368
Less: Royalties (1)	—	—	—	—	—	—	—	—	—	—	—	—
	4,472	82	77	20,043	4,733	8,291	2,158	—	—	26,673	4,815	8,368
Expenses								—	—
Purchased Product (1)	3,552	—	—	17,955	4,429	6,735	2,019	—	—	23,526	4,429	6,735
Transportation and Blending (1)	—	—	—	—	—	—	—	—	—	—	—	—
Operating (1)	388	37	41	1,772	748	877	98	—	—	2,258	785	918
Realized (Gain) Loss on Risk Management	—	—	—	104	(21)	(16)	—	—	—	104	(21)	(16)
Operating Margin	532	45	36	212	(423)	695	41	—	—	785	(378)	731
Unrealized (Gain) Loss on Risk Management	—	—	—	1	(1)	1	—	—	—	1	(1)	1
Depreciation, Depletion and Amortization	167	8	7	2,381	728	273	59	—	—	2,607	736	280
Exploration Expense	—	—	—	—	—	—	—	—	—	—	—	—
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	—	—	—	—	—	—	—	—
Segment Income (Loss)	365	37	29	(2,170)	(1,150)	421	(18)	—	—	(1,823)	(1,113)	450
(1)Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

	Corporate and Eliminations			Consolidated
For the years ended December 31,	2021	2020	2019	2021	2020 (1)	2019 (1)
Revenues
Gross Sales	(5,706)	(609)	(689)	48,811	13,914	21,715
Less: Royalties (2)	—	—	—	2,454	371	1,173
	(5,706)	(609)	(689)	46,357	13,543	20,542
Expenses
Purchased Product (2)	(4,888)	(278)	(417)	23,481	5,681	8,789
Transportation and Blending (2)	(47)	(36)	(50)	7,883	4,728	5,184
Operating (2)	(783)	(306)	(236)	4,716	1,955	2,088
Realized (Gain) Loss on Risk Management	101	5	—	993	252	7
Unrealized (Gain) Loss on Risk Management	(18)	—	56	2	56	149
Depreciation, Depletion and Amortization	118	161	107	5,886	3,464	2,249
Exploration Expense	—	—	—	18	91	82
(Income) Loss From Equity-Accounted Affiliates	(5)	—	—	(57)	—	—
Segment Income (Loss)	(184)	(155)	(149)	3,435	(2,684)	1,994
General and Administrative	849	292	331	849	292	331
Finance Costs	1,082	536	511	1,082	536	511
Interest Income	(23)	(9)	(12)	(23)	(9)	(12)
Integration Costs	349	29	—	349	29	—
Foreign Exchange (Gain) Loss, Net	(174)	(181)	(404)	(174)	(181)	(404)
Re-measurement of Contingent Payment	575	(80)	164	575	(80)	164
(Gain) Loss on Divestiture of Assets	(229)	(81)	(2)	(229)	(81)	(2)
Other (Income) Loss, Net	(309)	40	9	(309)	40	9
	2,120	546	597	2,120	546	597
Earnings (Loss) Before Income Tax				1,315	(3,230)	1,397
Income Tax Expense (Recovery)				728	(851)	(797)
Net Earnings (Loss)				587	(2,379)	2,194
(1)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(w)).
(2)Inventory write-downs prior to January 1, 2021, have been reclassified to royalties, purchased product, transportation and blending or operating expenses to conform with the current presentation of inventory write-downs.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
B) Revenues by Product (1)

For the years ended December 31,	2021	2020	2019
Upstream (2)
Crude Oil	19,051	8,557	12,091
NGLs	2,809	186	227
Natural Gas	3,032	535	480
Other	498	58	65
Downstream
Canadian Manufacturing
Synthetic Crude Oil	1,951	—	—
Diesel and Distillate	407	—	—
Asphalt	477	—	—
Other Products and Services	1,637	82	77
U.S. Manufacturing
Gasoline	10,111	2,352	3,880
Diesel and Distillate	6,429	1,569	3,127
Other Products	3,503	813	1,284
Retail	2,158	—	—
Corporate and Eliminations	(5,706)	(609)	(689)
Consolidated	46,357	13,543	20,542
(1)     Prior period results have been reclassified to conform with the current period’s operating segments.
(2)    Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(w)).
C) Geographical Information

	Revenues (1)
For the years ended December 31,	2021	2020	2019
Canada (2)	23,768	8,715	12,160
United States	21,326	4,828	8,382
China	1,263	—	—
Consolidated	46,357	13,543	20,542
(1)Revenues by country are classified based on where the operations are located.
(2)Prior period results have been adjusted for the change in presentation of product swaps and certain third-party purchases used in blending and optimization activities (see Note 3(w)).

	Non-Current Assets (1)
As at December 31,	2021	2020
Canada (2)	33,915	26,041
United States	4,093	3,590
China	2,583	—
Indonesia	311	—
Consolidated	40,902	29,631
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
(2)Excludes assets of $552 million in the Retail segment, $593 million in the Oil Sands segment and $159 million in the Conventional segment that have been reclassified as held for sale in current assets.
Major Customers
In connection with the marketing and sale of Cenovus’s own and purchased crude oil, NGLs, natural gas and downstream products for the year ended December 31, 2021, Cenovus had two customers (2020 – three; 2019 – two) that individually accounted for more than 10 percent of its consolidated gross sales. Sales to these customers, recognized as major international energy companies with investment grade credit ratings, were approximately $8.5 billion and $6.8 billion, respectively (2020 – $4.3 billion, $1.8 billion and $1.5 billion; 2019 – $6.9 billion and $2.3 billion) and are reported across all of the Company’s operating segments.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
D) Assets by Segment (1)

	E&E Assets		PP&E		ROU Assets
As at December 31,	2021	2020	2021	2020	2021	2020
Oil Sands	653	617	22,535	19,748	754	196
Conventional	6	6	2,174	1,758	2	3
Offshore	61	—	2,822	—	160	—
Canadian Manufacturing	—	—	2,353	176	339	392
U.S. Manufacturing	—	—	3,745	3,476	252	114
Retail	—	—	205	—	49	—
Corporate and Eliminations	—	—	391	253	454	434
Consolidated	720	623	34,225	25,411	2,010	1,139

	Goodwill		Total Assets
As at December 31,	2021	2020	2021	2020
Oil Sands (2)	3,473	2,272	31,070	24,641
Conventional (2)	—	—	3,026	1,978
Offshore	—	—	3,597	—
Canadian Manufacturing	—	—	2,918	578
U.S. Manufacturing	—	—	7,777	4,363
Retail (2)	—	—	966	—
Corporate and Eliminations	—	—	4,750	1,210
Consolidated	3,473	2,272	54,104	32,770
(1)     Prior period results have been reclassified to conform with the current period’s operating segments.
(2)Total assets include assets held for sale of $552 million in the Retail segment, $593 million in the Oil Sands segment and $159 million in the Conventional segment.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
E) Capital Expenditures (1) (2)

For the years ended December 31,	2021	2020	2019
Capital Investment
Oil Sands	1,019	427	656
Conventional	222	78	103
Offshore
Asia Pacific	21	—	—
Atlantic	154	—	—
Total Upstream	1,416	505	759

Canadian Manufacturing	37	33	52
U.S. Manufacturing	995	243	228
Retail	31	—	—
Total Downstream	1,063	276	280

Corporate and Eliminations	84	60	137
	2,563	841	1,176
Acquisition Capital
Oil Sands	3	6	2
Conventional	4	12	7
Canadian Manufacturing	—	—	4
	7	18	13
Acquisitions (Note 5)
Oil Sands	5,002	—	—
Conventional	547	—	—
Offshore	3,129	—	—
Canadian Manufacturing	2,283	—	—
U.S. Manufacturing	1,618	—	—
Retail	690	—	—
Corporate and Eliminations	156	—	—
	13,425	—	—

Total Capital Expenditures	15,995	859	1,189
(1)Includes expenditures on PP&E, E&E assets and assets held for sale.
(2)Prior period results have been reclassified to conform with the current period’s operating segments.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.
Certain information provided for prior years has been reclassified to conform to the presentation adopted for the year ended December 31, 2021.
These Consolidated Financial Statements have been prepared on a historical cost basis, except as detailed in the Company's accounting policies disclosed in Note 3.
These Consolidated Financial Statements were approved by the Board of Directors effective February 7, 2022.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A) Principles of Consolidation
The Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.
Interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Joint operations arise when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company’s accounts reflect its share of the assets, liabilities, revenues and expenses from the Company’s activities that are conducted through joint operations with third parties. A portion of the Company’s activities relate to joint ventures, which are accounted for using the equity method of accounting.
An associate is an entity for which the Company has significant influence over but does not control or jointly control the affiliate. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and adjusted thereafter to recognize the Company’s share of the affiliate’s profit or loss and other comprehensive income (“OCI”).
B) Foreign Currency Translation
Functional and Presentation Currency
The Company’s functional and presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period-end exchange rates for assets and liabilities, and using average rates over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in OCI as cumulative translation adjustments.
When the Company disposes of an entire interest in a foreign operation or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in net earnings. When the Company disposes of part of an interest in a foreign operation that continues to be a subsidiary, a proportionate amount of gains and losses accumulated in OCI is allocated between controlling and non-controlling interests.
Transactions and Balances
Transactions in foreign currencies are translated to the respective functional currencies at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period-end date. Any gains or losses are recorded in the Consolidated Statements of Earnings (Loss).
C) Revenue Recognition
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.
Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Cenovus recognizes revenue from the following major products and services:
•Sale of crude oil, NGLs and natural gas.
•Sale of petroleum and refined products.
•Crude oil and natural gas processing services.
•Pipeline transportation, the blending of crude oil and natural gas, and storage of crude oil, diluent and natural gas.
•Fee-for-service hydrocarbon trans-loading services.
•Construction services.
The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, NGLs, natural gas, and petroleum and refined products, which is generally at a point in time. Performance obligations for crude oil and natural gas processing revenue, transportation services and trans-loading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, NGLs, natural gas, and petroleum and refined products generally pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. Revenue associated with natural gas processing, transportation services and trans-loading services are generally based on fixed price contracts.
Construction revenue is recognized for general contractor services that the Company provides to HMLP and includes fixed price and cost-plus contracts. Revenue from fixed price construction contracts is recognized as performance obligations are met and revenue from cost-plus contracts are recognized as services are performed.
The Company has take-or-pay contracts where Cenovus has long-term supply commitments in return for purchasers to pay for minimum quantities, whether or not the customer takes the delivery. If a purchaser has a right to defer delivery to a later date, the performance obligation has not been satisfied and revenue is deferred and recognized only when the product is delivered or the deferral provision can no longer be extended.
Cenovus’s revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with the exception of certain construction contracts with HMLP and take-or-pay contracts with unfulfilled performance obligations.
D) Transportation and Blending
The costs associated with the transportation of crude oil, NGLs and natural gas, including the cost of diluent used in blending, are recognized when the product is sold.
E) Exploration Expense
Costs incurred prior to obtaining the legal right to explore (pre-exploration costs) are expensed in the period in which they are incurred as exploration expense.
Certain costs incurred after the legal right to explore is obtained are initially capitalized. If it is determined that the field/project/area is not technically feasible and commercially viable or if the Company decides not to continue the exploration and evaluation activity, the unrecoverable accumulated costs are expensed as exploration expense.
F) Employee Benefit Plans
The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component.
Other post-employment benefit (“OPEB”) plans are also provided to qualifying employees. In some cases, the benefits are provided through medical care plans to which the Company, the employees, the retirees and covered family members contribute. In some plans, benefits are not funded before retirement.
Pension expense for the defined contribution pension is recorded as the benefits are earned.
The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The amount recognized in other liabilities on the Consolidated Balance Sheets for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Changes in the defined benefit obligation from service costs, net interest and remeasurements are recognized as follows:
•Service costs, including current service costs, past service costs, gains and losses on curtailments, and settlements, are recorded with pension benefit costs.
•Net interest is calculated by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset or liability measured. Interest expense and interest income on net post-employment benefit liabilities and assets are recorded with pension benefit costs in operating, and general and administrative expenses, as well as PP&E and E&E assets.
•Remeasurements, composed of actuarial gains and losses, the effect of changes to the asset ceiling (excluding interest) and the return on plan assets (excluding interest income), are charged or credited to equity in OCI in the period in which they arise. Remeasurements are not reclassified to net earnings in subsequent periods.
Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the associated salaries of the employees rendering the service are recorded.
From time-to-time, the Company may provide certain other long-term incentive benefits to employees. In 2019, a one-time incentive program was introduced whereby a cash award equivalent to the employee’s base salary was payable if Cenovus achieved, prior to February 12, 2024, a target share price of $20 per share for a period of 20 consecutive trading days on the TSX (the “Plan”). In conjunction with the close of the Arrangement, the Plan was terminated and replaced with a synergy-focused incentive plan (the “Incentive Plan”). All employees, except for Executive Officers and some unionized employees are eligible. Under the Incentive Plan, a cash award of 15 percent to 30 percent of the employee’s base salary is payable if Cenovus achieves greater than $1.0 billion in identified run-rate synergies prior to the end of 2022. The payout is calculated on a sliding scale and includes a performance multiplier for early achievement of synergy targets. The obligation related to the Incentive Plan is estimated as the probability of the payout being achieved multiplied by the expected payout amount. The obligation is recognized as general and administrative expense over the estimated time until payout is achieved.
G) Government Grants
Government grants are recognized when there is reasonable assurance that the grant will be received and all conditions associated with the grant are met. If a grant is received, but reasonable assurance and compliance with conditions is not achieved, the grant is recognized as a deferred liability until the conditions are fulfilled. Grants related to assets are recorded as a reduction to the asset’s carrying value and are depreciated over the useful life of the asset. Claims under government grant programs related to income are recorded as other income in the period in which eligible expenses were incurred or when the services have been performed.
H) Income Taxes
Income taxes comprise current and deferred taxes. Income taxes are provided for on a non-discounted basis at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted at the Consolidated Balance Sheet date.
Cenovus follows the liability method of accounting for income taxes, where deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. Deferred income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs, except when it relates to items charged or credited directly to equity or OCI, in which case the deferred income tax is also recorded in equity or OCI, respectively.
Deferred income tax is recognized on temporary differences arising from investments in subsidiaries except in the case where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future or when distributions can be made without incurring income taxes.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.
I) Related Party Transactions
The Company enters into transactions and agreements in the normal course of business with certain related parties, joint arrangements and associates. Proceeds from the disposition of assets to related parties are recognized at fair value. Independent opinions of fair value may be obtained to confirm the estimated fair value of proceeds.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
J) Net Earnings per Share Amounts
Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share is calculated giving effect to the potential dilution that would occur if stock options or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to purchase common shares at the average market price. For those contracts that may be settled in cash or in shares at the holder’s option, the more dilutive of cash settlement and share settlement is used in calculating diluted earnings per share.
K) Cash and Cash Equivalents
Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments with a maturity of three months or less. When outstanding cheques are in excess of cash on hand and short-term deposits, and the Company has the ability to net settle, the excess is reported in bank operating loans.
Cash and cash equivalents that are not available for use are classified as restricted cash. When restricted cash is not expected to be used within twelve months, it is classified as a non-current asset.
L) Inventories
Product inventories are valued at the lower of cost and net realizable value on a first-in, first-out or weighted average cost basis. The cost of inventory includes all costs incurred in the normal course of business to bring each product to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less any expected selling costs. If the carrying amount exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if circumstances which caused it no longer exist and the inventory is still on hand.
M) Exploration and Evaluation Assets
Certain costs incurred after the legal right to explore an area has been obtained, and before technical feasibility and commercial viability of the field/project/area have been established, are capitalized as E&E assets. E&E assets are carried forward until technical feasibility and commercial viability of the field/project/area is established or the assets are determined to be impaired or the future economic value has decreased. E&E assets are subject to regular technical, commercial and Management review to confirm the continued intent to develop the resources.
Assets classified as E&E may have sales of crude oil, NGLs or natural gas prior to the reclassification to PP&E. These operating results are recognized in the Consolidated Statements of Earnings (Loss). A depletion charge, recorded as depreciation, depletion and amortization (“DD&A”), is recognized on this production using a unit-of-production method based on estimated proved reserves determined using forward prices and costs and considering any estimated future costs to be incurred in developing the proved reserves. Natural gas reserves are converted on an energy equivalent basis.
Non-producing assets classified as E&E are not depleted.
Once technical feasibility and commercial viability have been established, the carrying value of the E&E asset is tested for impairment. The carrying value, net of any impairment loss, is then reclassified as PP&E.
Any gains or losses from the divestiture of E&E assets are recognized in net earnings.
N) Property, Plant and Equipment
General
PP&E is stated at cost less accumulated DD&A, and net of any impairment losses. Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.
Any gains or losses from the divestiture of PP&E are recognized in net earnings.
Crude Oil and Natural Gas Properties
Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of crude oil and natural gas properties and related infrastructure facilities, as well as any E&E expenditures incurred in finding reserves of crude oil, NGLs or natural gas transferred from E&E assets. Capitalized costs include directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
For onshore assets, which includes assets from the Oil Sands and Conventional segments, costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. Offshore assets are depleted using the unit-of-production method based on estimated proved developed producing reserves or proved plus probable reserves determined using forward prices and costs. For the purpose of these calculations, natural gas is converted to crude oil on an energy equivalent basis. The unit-of-production method based on proved reserves or proved plus probable reserves takes into account any expenditures incurred to date together with future development costs to be incurred in developing those reserves.
Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of either the asset received, or the asset given up, cannot be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.
Included in oil and gas properties are information technology assets used to support the upstream business and are depreciated on a straight-line basis over their useful lives of three years. Gross overriding royalty interests (“GORRs”) in certain crude oil and natural gas properties are depleted using a unit-of-production method.
Manufacturing Assets
The initial costs of refining and upgrading PP&E are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use, the associated decommissioning costs and, for qualifying assets, borrowing costs.
Refining assets are depreciated on a straight-line basis over the estimated service life of each component of the refinery. The major components are depreciated as follows:
•Land improvements and buildings: 15 to 40 years.
•Office improvements and buildings: 3 to 15 years.
•Refining equipment: 10 to 60 years.
The residual value, the method of amortization and the useful life of each component are reviewed annually and adjusted on a prospective basis, if appropriate.
Processing, Transportation and Storage Assets, Retail and Other
Depreciation for substantially all other PP&E is calculated on a straight-line basis based on the estimated useful lives of assets, which range from three to 60 years. The useful lives are estimated based upon the period the asset is expected to be available for use by the Company.
The residual value, the method of amortization and the useful life of the assets are reviewed annually and adjusted on a prospective basis, if appropriate.
O) Impairment and Impairment Reversals of Non-Financial Assets
PP&E, E&E assets and ROU assets are reviewed separately for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.
If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit (“CGU”) is estimated as the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCOD”). VIU is estimated as the present value of the future cash flows expected to arise from the continuing use of a CGU or an asset. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. For Cenovus’s upstream assets, FVLCOD is estimated based on the discounted after-tax cash flows of reserves and resources using forward prices and costs, consistent with Cenovus’s independent qualified reserves evaluators (“IQREs”), costs to develop and the discount rate, and may consider an evaluation of comparable asset transactions.
E&E assets are allocated to a related CGU containing development and production assets for the purposes of testing for impairment. ROU assets may be tested as part of a CGU, as a separate CGU or as an individual asset. Goodwill is allocated to the CGUs to which it contributes to the future cash flows.
If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU. Goodwill impairments are not reversed.
Impairment losses on PP&E and ROU assets are recognized in the Consolidated Statements of Earnings (Loss) as additional DD&A and E&E asset impairments or write-downs are recognized as exploration expense.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net earnings.
P) Leases
The Company assesses whether a contract is a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of storage tanks, the Company has elected not to separate non-lease components.
As Lessee
Leases are recognized as a ROU asset and a corresponding lease liability at the date on which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, costs to be incurred by the lessee in dismantling, removing and restoring the underlying asset, variable lease payments that are based on an index or a rate, amounts expected to be paid by the lessee under residual value guarantees, the exercise price of purchase options if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, less any lease incentives receivable. These payments are discounted using the Company’s incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics.
Lease payments are allocated between the liability and finance costs. The finance cost is charged to net earnings over the lease term.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the amount expected to be payable under a residual value guarantee or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option that is within the control of the Company.
When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the Consolidated Statements of Earnings (Loss) if the carrying amount of the ROU asset has been reduced to zero.
The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or site on which it is located less any lease payments made at or before the commencement date.
The ROU asset is depreciated, on a straight-line basis, over the shorter of the estimated useful life of the asset or lease term, or using the unit-of-production method. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.
Leases that have a term of less than twelve months or leases for which the underlying asset is of low value are recognized as an expense in the Consolidated Statements of Earnings (Loss) on a systematic basis over the lease term in either operating, transportation or general and administrative expense.
A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will remeasure the lease liability using the Company’s incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset. A modification that decreases the scope of the lease will be accounted for by decreasing the carrying amount of the ROU asset, and recognizing a gain or loss in net earnings that reflects the proportionate decrease in scope.
As Lessor
As a lessor, the Company assesses at inception whether a lease is a finance or operating lease. Leases where the Company transfers substantially all of the risk and rewards incidental to ownership of the underlying asset are classified as financing leases. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. If substantially all the risks and rewards of ownership of an asset are not transferred the lease is classified as an operating lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other income.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
When the Company is an intermediate lessor, it accounts for its interest in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the ROU asset from the head lease not with reference to the underlying assets. If the head lease is a short-term lease to which the Company applies the exemption for lease accounting, the sublease is classified as an operating lease.
Q) Intangible Assets
Intangible assets acquired separately are initially measured at cost. Following initial recognition, intangible assets are recognized at cost less any accumulated amortization and accumulated impairment losses. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization expense on intangible assets is recognized in the Consolidated Statements of Earnings (Loss) in the expense category consistent with the function of the intangible asset.
R) Business Combinations and Goodwill
Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured at their fair value at the date of acquisition, with the exception of income taxes, stock-based compensation, lease liabilities and ROU assets. Any excess of the purchase price plus any non-controlling interest over the value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price over the value of the net assets acquired is credited to net earnings. Acquisition costs are expensed as incurred.
At acquisition, goodwill is allocated to each of the CGUs to which it relates. Subsequent measurement of goodwill is at cost less any accumulated impairment losses.
Contingent consideration transferred in a business combination is measured at fair value on the date of acquisition and classified as a financial liability or equity in accordance with the terms of the agreement. Contingent consideration classified as a liability is re-measured at fair value at each reporting date, with changes in fair value recognized in net earnings. Payments are classified as cash used in investing activities until the cumulative payments exceed the acquisition date fair value of the liability. Cumulative payments in excess of the acquisition date fair value are classified as cash used in operating activities. Contingent consideration classified as equity are not re-measured and settlements are accounted for within equity.
When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings.
S) Provisions
General
A provision is recognized if, as a result of a past event, the Company has a present obligation, legal or constructive, that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where applicable, provisions are determined by discounting the expected future cash flows at a pre-tax credit-adjusted rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as a finance cost in the Consolidated Statements of Earnings (Loss).
Decommissioning Liabilities
Decommissioning liabilities include those legal or constructive obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, upstream processing facilities, surface and subsea plant and equipment, refining facilities and the crude-by-rail terminal. The amount recognized is the present value of estimated future expenditures required to settle the obligation using a credit-adjusted risk-free rate. A corresponding asset equal to the initial estimate of the liability is capitalized as part of the cost of the related long-lived asset. Changes in the estimated liability resulting from revisions to expected timing or future decommissioning costs are recognized as a change in the decommissioning liability and the related long-lived asset. The amount capitalized in PP&E is depreciated over the useful life of the related asset.
Actual expenditures incurred are charged against the accumulated liability.
Onerous Contract Provisions
Onerous contract provisions are recognized when the unavoidable costs of meeting the obligation exceed the economic benefit derived from the contract. The provision for onerous contracts is measured at the present value of estimated future cash flows underlying the obligations less any estimated recoveries, discounted at the credit-adjusted risk-free rate. Changes in the underlying assumptions are recognized in the Consolidated Statements of Earnings (Loss).

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
T) Share Capital and Warrants
Common shares and preferred shares are classified as equity. Preferred shares are cancellable and redeemable only at the Company’s option and dividends are discretionary and payable only if declared by Cenovus’s Board of Directors. Transaction costs directly attributable to the issue of common shares and preferred shares are recognized as a deduction from equity, net of any income taxes. Dividends on common shares and preferred shares are recognized within equity. When purchased, common shares are reduced by the average carrying value with the excess of the purchase price recognized as a reduction in Cenovus’s paid in surplus. Common shares are cancelled subsequent to being purchased.
Warrants issued in the Arrangement are financial instruments classified as equity and were measured at fair value upon issuance. On exercise, the cash consideration received by the Company and the associated carrying value of the warrants are recorded as share capital.
U) Stock-Based Compensation
Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights (“NSRs”), Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). Stock-based compensation costs are recorded in general and administrative expenses, or recorded to PP&E or E&E assets when directly related to exploration or development activities.
Stock Options With Associated Net Settlement Rights
NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model and are not revalued at each reporting date. The fair value is recognized as stock-based compensation over the vesting period, with a corresponding increase recorded as paid in surplus in shareholders’ equity. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.
Cenovus Replacement Stock Options
Cenovus replacement stock options are accounted for as liability instruments, which are measured at fair value at each period end using the Black-Scholes-Merton valuation model. The fair value is recognized as stock-based compensation over the vesting period. When stock options are settled for cash, the liability is reduced by the cash settlement paid. When stock options are settled for common shares, the cash consideration received by the Company and the previously recorded liability associated with the stock option is recorded as share capital.
Performance, Restricted and Deferred Share Units
PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus’s common shares at each period end. The fair value is recognized as stock-based compensation over the vesting period. Fluctuations in the fair values are recognized as stock-based compensation in the period they occur. Stock-based compensation is recorded to PP&E or E&E assets when it is directly related to exploration or development activities.
V) Financial Instruments
The Company’s financial assets include cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets, net investment in finance leases, investments in the equity of companies and long-term receivables. The Company’s financial liabilities include accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payment, risk management liabilities and long-term debt.
Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are not offset unless the Company has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.
The Company characterizes its fair value measurements into a three-level hierarchy depending on the degree to which the inputs are observable, as follows:
•Level 1 inputs are quoted prices in active markets for identical assets and liabilities.
•Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly.
•Level 3 inputs are unobservable inputs for the asset or liability.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Classification and Measurement of Financial Assets
The initial classification of a financial asset depends upon the Company’s business model for managing its financial assets and the contractual terms of the cash flows. There are three measurement categories into which the Company classified its financial assets:
•Amortized Cost: Includes assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest.
•FVOCI: Includes assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, where its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest.
•Fair Value through Profit or Loss (“FVTPL”): Includes assets that do not meet the criteria for amortized cost or FVOCI and are measured at fair value through profit or loss. This includes all derivative financial assets.
On initial recognition, the Company may irrevocably designate a financial asset that meets the amortized cost or FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. On initial recognition of an equity investment that is not held-for-trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. There is no subsequent reclassification of fair value changes to earnings following the derecognition of the investment. However, dividends that reflect a return on investment continue to be recognized in net earnings. This election is made on an investment-by-investment basis.
At initial recognition, the Company measures a financial asset at its fair value and, in the case of a financial asset not at FVTPL, including transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are recorded as an expense in net earnings.
Financial assets are reclassified subsequent to their initial recognition only if the business model for managing those financial assets changes. The affected financial assets will be reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.
Impairment of Financial Assets
The Company recognizes loss allowances for expected credit losses (“ECLs”) on its financial assets measured at amortized cost. Due to the nature of its financial assets, Cenovus measures loss allowances at an amount equal to expected lifetime ECLs. Lifetime ECLs are the anticipated ECLs that result from all possible default events over the expected life of a financial asset. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the related financial asset. The Company does not have any financial assets that contain a financing component.
Classification and Measurement of Financial Liabilities
A financial liability is initially classified as measured at amortized cost or FVTPL. A financial liability is classified as measured at FVTPL if it is held-for-trading, a derivative, or designated as FVTPL on initial recognition. The classification of a financial liability is irrevocable.
Financial liabilities at FVTPL (other than financial liabilities designated at FVTPL) are measured at fair value with changes in fair value, along with any interest expense, recognized in net earnings. Other financial liabilities are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in net earnings. Any gain or loss on derecognition is also recognized in net earnings.
A financial liability is derecognized when the obligation is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same counterparty with substantially different terms, or the terms of an existing liability are substantially modified, it is treated as a derecognition of the original liability and the recognition of a new liability. When the terms of an existing financial liability are altered, but the changes are considered non-substantial, it is accounted for as a modification to the existing financial liability. Where a liability is substantially modified it is considered to be extinguished and a gain or loss is recognized in net earnings based on the difference between the carrying amount of the liability derecognized and the fair value of the revised liability. Where a liability is modified in a non-substantial way, the amortized cost of the liability is remeasured based on the new cash flows and a gain or loss is recorded in net earnings.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Derivatives
Derivative financial instruments are primarily used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.
Derivative financial instruments are measured at FVTPL unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net earnings as a gain or loss on risk management. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.
W) Adjustments to the Consolidated Statements of Earnings (Loss)
Certain comparative information presented in the Consolidated Statements of Earnings (Loss), within the Oil Sands segment, has been revised. During the three months ended December 31, 2021, the Company made adjustments to more appropriately record certain third-party purchases used for blending and optimization activities. A portion of third-party purchases and sales were previously recorded on a net basis in gross sales. It was determined that the purchases were more appropriately reported as purchased product. These amounts have now been re-presented as purchased product to be consistent with similar transactions. In addition, the Company identified the inconsistent treatment of product swaps, which were being recorded appropriately on a net basis to either gross sales or purchased product. Going forward, all gains or losses on product swaps will be recorded to purchased product. As a result, Cenovus revised the comparative periods increasing revenues and purchased product, with no impact to net earnings (loss), segment income (loss), cash flows or financial position.
The following table reconciles the amounts previously reported in the Consolidated Statements of Earnings (Loss) to the corresponding revised amounts:
2020 and 2019 Revisions to the Oil Sands Segment

	2020			2019
For the years ended December 31,	Previously Reported	Revision	Revised	Previously Reported	Revision	Revised
Gross Sales	8,481	323	8,804	12,739	362	13,101
Purchased Product	939	323	1,262	1,869	362	2,231
	7,542	—	7,542	10,870	—	10,870
X) Recent Accounting Pronouncements
New Accounting Standards and Interpretations not yet Adopted
There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2022, and have not been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2021. These standards and interpretations are not expected to have a material impact on the Company’s Consolidated Financial Statements.

4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
The timely preparation of the Consolidated Financial Statements in accordance with IFRS requires that Management make estimates and assumptions, and use judgment regarding the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
A) Critical Judgments in Applying Accounting Policies
Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recorded in the Company’s Consolidated Financial Statements.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Joint Arrangements
The classification of a joint arrangement as either a joint operation or a joint venture requires judgment. The significant joint operations held by the Company are as follows:
•50 percent interest in WRB Refining LP (“WRB”).
•50 percent interest in Sunrise Oil Sands Partnership (“Sunrise”).
•50 percent interest in BP-Husky Refining LLC (“Toledo”).
It was determined that Cenovus has the rights to the assets and obligations for the liabilities of WRB, Sunrise and Toledo. As a result, the joint arrangements are classified as joint operations and the Company’s share of the assets, liabilities, revenues and expenses are recorded in the Consolidated Financial Statements.
In determining the classification of its joint arrangements under IFRS 11, “Joint Arrangements”, the Company considered the following:
•The original intention of the joint arrangements was to form an integrated North American heavy oil business. Partnerships are “flow-through” entities.
•The agreements require the partners to make contributions if funds are insufficient to meet the obligations or liabilities of the corporation and partnerships. The past and future development of WRB, Sunrise and Toledo is dependent on funding from the partners by way of capital contribution commitments, notes payable and loans.
•WRB and Sunrise have third-party debt facilities to cover short-term working capital requirements.
•Sunrise is operated like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants in accordance with the partnership agreement. WRB and Toledo have very similar structures modified to account for the operating environment of the refining business.
•Cenovus, Phillips 66 and BP, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage, on the partners' behalf as the agreements prohibit the partners from undertaking these roles themselves. In addition, the joint arrangements do not have employees and, as such, are not capable of performing these roles.
•In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.
Exploration and Evaluation Assets
The application of the Company’s accounting policy for E&E expenditures requires judgment in determining whether it is likely that future economic benefit exists when activities have not reached a stage where technical feasibility and commercial viability can be reasonably determined. Factors such as drilling results, future capital programs, future operating expenses, as well as estimated reserves and resources are considered. In addition, Management uses judgment to determine when E&E assets are reclassified to PP&E. In making this determination, various factors are considered, including the existence of reserves, and whether the appropriate approvals have been received from regulatory bodies and the Company’s internal approval process.
Identification of Cash-Generating Units
CGUs are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and allocation of corporate assets into CGUs requires significant judgment and interpretation. Factors considered in the classification include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure, and the manner in which Management monitors and makes decisions about its operations. The recoverability of the Company’s upstream, refining, crude-by-rail, railcars, storage tanks and corporate assets are assessed at the CGU level. As such, the determination of a CGU could have a significant impact on impairment losses and impairment reversals.
Recoveries from Insurance Claims
The Company uses estimates and assumptions on the amount recorded for insurance proceeds that are reasonably certain to be received. Accordingly, actual results may differ from these estimated recoveries.
Functional Currency
The functional currency for each of the Company’s subsidiaries is a management judgment based on the currency of the primary economic environment in which the subsidiary operates.
Fair Value of Related Party Transactions
The Company transacts with certain related parties, joint arrangements and associates in the normal course of business. Such relationships can have an effect on the financial results of the Company and may lead to differences in the transactions between related parties compared to transactions between unrelated parties. Independent opinions of the fair values may be obtained to confirm the estimated fair value of proceeds.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
B) Key Sources of Estimation Uncertainty
Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recorded in the period in which the estimates are revised. The following are the key assumptions about the future and other key sources of estimation at the end of the reporting period that, if changed, could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.
In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus (“COVID-19”). The outbreak and subsequent measures intended to limit the pandemic contributed to significant declines and volatility in financial markets. The pandemic has adversely impacted global commercial activity, including significantly reducing worldwide demand for crude oil.
The full extent of the impact of COVID-19 on the Company’s operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on capital and financial markets on a macro-scale and any new information that may emerge concerning the severity of the virus. These uncertainties may persist beyond when it is determined how to contain the virus or treat its impact. The outbreak presents uncertainty and risk with respect to the Company, its performance, and estimates and assumptions used by Management in the preparation of its financial results.
The outbreak and current market conditions have increased the complexity of estimates and assumptions used to prepare the annual Consolidated Financial Statements, particularly related to recoverable amounts.
In addition, the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could change assumptions used to determine the recoverable amount of the Company's PP&E and E&E assets and could affect the carrying value of those assets, may affect future development or viability of exploration prospects, may curtail the expected useful lives of oil and gas assets thereby accelerating depreciation charges and may accelerate decommissioning obligations increasing the present value of the associated provisions. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain. Environmental considerations are built into our estimates through the use of key assumptions used to estimate fair value including forward commodity prices, forward crack spreads and discount rates. The energy transition could impact the future prices of commodities. Pricing assumptions used in the determination of recoverable amounts incorporate markets expectations and the evolving worldwide demand for energy.
Changes to assumptions could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.
Crude Oil and Natural Gas Reserves
There are a number of inherent uncertainties associated with estimating crude oil and natural gas reserves. Reserves estimates are dependent upon variables including the recoverable quantities of hydrocarbons, the cost of the development of the required infrastructure to recover the hydrocarbons, production costs, estimated selling price of the hydrocarbons produced, royalty payments and taxes. Changes in these variables could significantly impact the reserves estimates which would affect the impairment test recoverable amount and DD&A expense of the Company’s crude oil and natural gas assets in the Oil Sands, Conventional and Offshore segments. The Company’s reserves are evaluated annually and reported to the Company by its IQREs.
Recoverable Amounts
Determining the recoverable amount of a CGU or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. For the Company’s upstream assets, these estimates include forward commodity prices, expected production volumes, quantity of reserves and resources, discount rates, future development and operating expenses. Recoverable amounts for the Company’s manufacturing assets, crude-by-rail terminal and related ROU assets use assumptions such as throughput, forward commodity prices, forward crack spreads, discount rates, operating expenses and future capital expenditures. Recoverable amounts for the Company’s real estate ROU assets use assumptions such as real estate market conditions which includes market vacancy rates and sublease market conditions, price per square footage, real estate space availability and borrowing costs. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Decommissioning Costs
Provisions are recorded for the future decommissioning and restoration of the Company’s upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence of liabilities and estimate the future value. The actual cost of decommissioning and restoration is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration. In addition, Management determines the appropriate discount rate at the end of each reporting period. This discount rate, which is credit-adjusted, is used to determine the present value of the estimated future cash outflows required to settle the obligation and may change in response to numerous market factors.
Fair Value of Assets Acquired and Liabilities Assumed in a Business Combination
The fair value of assets acquired and liabilities assumed in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparables and discounted cash flows. For the Company’s upstream assets, key assumptions in the discounted cash flow models used to estimate fair value include forward commodity prices, expected production volumes, quantity of reserves and resources, discount rates, future development and operating expenses. Estimated production volumes and quantity of reserves and resources for acquired oil and gas properties were developed by internal geology and engineering professionals and independent qualified reserve engineers. For manufacturing assets, key assumptions used to estimate fair value include throughput, forward commodity prices, forward market crack spreads, discount rates, operating expenses and future capital expenditures. Changes in these variables could significantly impact the carrying value of the net assets acquired.
Income Tax Provisions
The determination of the Company's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. There are usually a number of tax matters under review; therefore, income taxes are subject to measurement uncertainty.
Deferred income tax assets are recorded to the extent that it is probable that the deductible temporary differences will be recoverable in future periods. The recoverability assessment involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flow to offset the tax assets when the reversal occurs and the application of tax laws. There are some transactions for which the ultimate tax determination is uncertain. To the extent that assumptions used in the recoverability assessment change, there may be a significant impact on the Consolidated Financial Statements of future periods.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

5. ACQUISITIONS
A) Husky
i) Summary of the Acquisition
On October 25, 2020, Cenovus announced that it had entered into a definitive agreement to combine with Husky. The transaction was accomplished through the Arrangement pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and Cenovus Warrants. In addition, all of the issued and outstanding Husky preferred shares were exchanged for Cenovus preferred shares with substantially identical terms. The Arrangement closed on January 1, 2021.
The Arrangement combined high quality oil sands and heavy oil assets with extensive trading, storage and logistics infrastructure, and downstream assets, which creates opportunities to optimize the margin captured across the heavy oil value chain. With the combination of processing capacity and market access outside Alberta for the majority of the Company’s oil sands and heavy oil production, exposure to Alberta heavy oil price differentials is reduced while maintaining exposure to global commodity prices.
The Arrangement was accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations”. Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition with the exception of income tax, stock-based compensation, lease liabilities and ROU assets. The total consideration was allocated to the tangible and intangible assets acquired and liabilities assumed, with any excess recorded as goodwill.
ii) Purchase Price Allocation
Cenovus acquired all the issued and outstanding Husky common shares in consideration for the issuance of 0.7845 Cenovus common shares plus 0.0651 Cenovus Warrants for each Husky common share. Cenovus issued 788.5 million Cenovus common shares with a fair value of $6.1 billion, based on the December 31, 2020, closing share price of $7.75, as reported on the TSX. In addition, 65.4 million Cenovus Warrants were issued. Each whole warrant entitles the holder to acquire one Cenovus common share for a period of five years at an exercise price of $6.54 per share. The fair value of the warrants was estimated to be $216 million. Cenovus also acquired all the issued and outstanding Husky preferred shares in exchange for 36.0 million Cenovus first preferred shares with substantially identical terms and a fair value of $519 million. The outstanding Husky stock options were also exchanged for Cenovus replacement stock options. Each replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845. The fair value of the replacement stock options was estimated to be $9 million. Cenovus also recognized the one percent non-controlling interest of Husky Energy Inc. in Husky Canada Group Finance Ltd., which had an estimated fair value of $11 million.
The final purchase price allocation is based on Management’s best estimate of fair value and has been retrospectively adjusted to reflect items not initially identified, new information obtained about the conditions that existed at the date of the Arrangement and a better understanding of the assets acquired between January 1, 2021 and December 31, 2021. Changes to identifiable assets acquired and liabilities assumed includes increases of $24 million to accounts receivable and accrued revenues, $45 million to E&E assets, $32 million to other assets, $18 million to accounts payable and accrued liabilities, $137 million to decommissioning liabilities and $37 million to other liabilities offset by decreases of $136 million to long-term income tax receivable, $365 million to PP&E, $94 million to investment in equity-accounted affiliates and $6 million to income tax payable. These adjustments resulted in an increase to the deferred income tax asset, net of $120 million. Total identifiable net assets decreased by $560 million, increasing goodwill by $577 million. The impact to DD&A, income (loss) from equity-accounted affiliates, interest income and general and administrative expense as a result of these adjustments was not material and prior quarters have not been restated to reflect the impact of the measurement period adjustments.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

As at	January 1, 2021

Consideration
Common Shares	6,111
Preferred Shares	519
Share Purchase Warrants	216
Replacement Stock Options	9
Other	17
Non-Controlling Interest	11
Total Consideration and Non-Controlling Interest	6,883

Identifiable Assets Acquired and Liabilities Assumed
Cash	735
Restricted Cash	164
Accounts Receivable and Accrued Revenues	1,307
Inventories	1,133
Exploration and Evaluation Assets	45
Property, Plant and Equipment	13,296
Right-of-Use Assets	1,132
Long-Term Income Tax Receivable	66
Other Assets	230
Investment in Equity-Accounted Affiliates	363
Deferred Income Tax Assets, Net	1,062
Accounts Payable and Accrued Liabilities	(2,283)
Income Tax Payable	(94)
Short-Term Borrowings	(40)
Long-Term Debt	(6,602)
Lease Liabilities	(1,441)
Decommissioning Liabilities	(2,697)
Other Liabilities	(782)
Total Identifiable Net Assets	5,594
Goodwill	1,289
The fair value of trade and other receivables acquired as part of the acquisition was $1.1 billion, with a gross contractual amount of $1.2 billion. As of the acquisition date, the best estimate of the contractual cash flows not expected to be collected was $45 million.
Goodwill was recognized due to the appreciation of Cenovus’s common share price at the close of the acquisition. Goodwill of $1.3 billion was attributable to the Lloydminster thermal ($651 million), Sunrise ($550 million) and Tucker ($88 million) assets, within the Oil Sands segment, where significant operating synergies are expected to be achieved.
iii) Integration Costs
Transaction costs from the Arrangement exclude share issuance costs related to common shares, preferred shares and warrants. Integration costs recognized in the Consolidated Statements of Earnings (Loss) include the following:

For the year ended December 31, 2021
Transaction Costs	65
Integration Related Costs	104
Severance Payments	180
349

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
iv) Revenue and Profit Contribution
The acquired business contributed revenues of $21.2 billion, as well as consolidated segment income of $2.0 billion, for the year ended December 31, 2021.
B) Other
On September 8, 2021, the Company acquired an additional working interest of 21 percent of the Terra Nova field in Atlantic Canada. Cenovus's working interest in the joint operation is now 34 percent. The total consideration paid was $3 million, net of closing adjustments, and the effective date of the transaction was April 1, 2021. The additional working interest acquired was accounted for as an asset acquisition. Cenovus acquired cash of $78 million and PP&E of $84 million, and assumed decommissioning liabilities of $159 million.

6. GENERAL AND ADMINISTRATIVE

For the years ended December 31,	2021	2020	2019
Salaries and Benefits	264	145	143
Administrative and Other	225	102	90
Stock-Based Compensation Expense (Recovery) (Note 32)	159	49	67
Other Incentive Benefits Expense (Recovery)	201	(4)	31
	849	292	331

7. FINANCE COSTS

For the years ended December 31,	2021	2020	2019
Interest Expense – Short-Term Borrowings and Long-Term Debt	557	392	407
Net Premium (Discount) on Redemption of Long-Term Debt (Note 25)	121	(25)	(63)
Interest Expense – Lease Liabilities (Note 26)	171	87	82
Unwinding of Discount on Decommissioning Liabilities (Note 27)	199	57	58
Other	34	25	27
	1,082	536	511

8. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31,	2021	2020	2019
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(230)	(194)	(800)
Other	(82)	63	(27)
Unrealized Foreign Exchange (Gain) Loss	(312)	(131)	(827)
Realized Foreign Exchange (Gain) Loss	138	(50)	423
	(174)	(181)	(404)

9. DIVESTITURES
On October 14, 2021, the Company sold 50 million common shares of Headwater Exploration Inc. (“Headwater”) for gross proceeds of $228 million and recorded a before-tax gain of $116 million (after-tax gain – $99 million). Effective May 1, 2021, the Company sold its GORR in the Marten Hills area of Alberta relating to the Conventional segment. Cenovus received cash proceeds of $102 million and recorded a before-tax gain of $60 million (after-tax gain – $47 million). In 2021, the Company sold Conventional segment assets in the Kaybob area and East Clearwater area for combined gross proceeds of approximately $103 million. For the year ended December 31, 2021, a before-tax gain of $34 million (after-tax gain – $25 million) was recorded on the dispositions.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
On December 2, 2020, the Company sold its Marten Hills assets in northern Alberta to Headwater for total consideration of $138 million, excluding the retained GORR. A before-tax gain of $79 million was recorded on the sale (after-tax gain – $65 million). Total consideration was $33 million in cash, 50 million common shares valued at $97 million and 15 million share purchase warrants valued at $8 million at the date of close.

10. IMPAIRMENT CHARGES AND REVERSALS
On a quarterly basis, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. Goodwill is tested for impairment at least annually.
A) Upstream Cash-Generating Units
As at December 31, 2021, there was no impairment of the Company’s upstream CGUs or goodwill. For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.
2021 Impairment Reversals
As at December 31, 2021, there were indicators of impairment reversals for the Company’s upstream CGUs due to an increase in forward commodity prices. An assessment was performed and indicated the recoverable amount was greater than the carrying value.
As at December 31, 2021, the recoverable amount of the Clearwater, Elmworth-Wapiti and Kaybob-Edson CGUs was estimated to be $2.0 billion. In 2020, the Company recorded a total impairment charge of $555 million in the Conventional segment due to a decline in forward commodity prices and changes in future development plans. As at December 31, 2021, the Company reversed the full amount of impairment losses of $378 million, net of dispositions and the DD&A that would have been recorded had no impairment been recorded. The reversal was primarily due to improved forward commodity prices.
The following table summarizes impairment reversals recorded in 2021 and estimated recoverable amounts as at December 31, 2021, by CGU:

Cash-Generating Unit	Reversal of Impairment	Recoverable Amount
Clearwater	145	427
Elmworth-Wapiti	115	747
Kaybob-Edson	118	837
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s upstream CGUs were determined based on FVLCOD. Key assumptions in the determination of future cash flows from reserves include forward prices and costs, consistent with Cenovus's independent IQREs, costs to develop and the discount rate. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates as at December 31, 2021. All reserves have been evaluated as at December 31, 2021, by the Company’s IQREs.
Crude Oil, NGLs and Natural Gas Prices
The forward prices as at December 31, 2021, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2022	2023	2024	2025	2026	Average Annual Increase Thereafter
West Texas Intermediate (US$/barrel)	72.83	68.78	66.76	68.09	69.45	2.00%
Western Canadian Select (C$/barrel)	74.43	69.17	66.54	67.87	69.23	2.00%
Edmonton C5+ (C$/barrel)	91.85	85.53	82.98	84.63	86.33	2.00%
Alberta Energy Company Natural Gas (C$/Mcf) (1)	3.56	3.20	3.05	3.10	3.17	2.00%
(1)      Assumes gas heating value of one million British thermal units per thousand cubic feet ("Mcf").

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Discount and Inflation Rates
Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation was estimated at approximately two percent.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount used in the impairment testing completed as at December 31, 2021, for the following CGUs:

	Increase (Decrease) to Recoverable Amount (1)
Cash-Generating Unit	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	(13)	13	55	(54)
Elmworth-Wapiti	(27)	28	84	(81)
Kaybob-Edson	(26)	26	98	(97)
(1)     The Company reversed the full amount of impairment losses at December 31, 2021. The changes to the recoverable amount noted in the sensitivities above would not have resulted in a change in the amount of the impairment reversal.
2020 Impairments
During the three months ended March 31, 2020, the Company tested its upstream CGUs and CGUs with associated goodwill for impairment. As a result, the Company recorded an impairment loss of $315 million as additional DD&A in the Conventional segment due to the decline in forward crude oil and natural gas prices. As at March 31, 2020, there was no impairment of goodwill or Oil Sands CGUs.
As at December 31, 2020, indicators of impairment were noted for the Company’s Conventional assets due to a change in future development plans since the Company last tested for impairment as at March 31, 2020. Therefore, the Company tested its Conventional CGUs for impairment and determined that the carrying amount was greater than the recoverable amount for certain CGUs and recorded an additional impairment loss of $240 million as additional DD&A.
The following table summarizes impairment reversals recorded in 2020 and estimated recoverable amounts as at December 31, 2020, by CGU:

Cash-Generating Unit	Impairment	Recoverable Amount
Clearwater	260	160
Elmworth-Wapiti	120	259
Kaybob-Edson	175	384
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s upstream CGUs were determined based on FVLCOD. Key assumptions in the determination of future cash flows from reserves include crude oil, NGLs and natural gas prices, costs to develop and the discount rate. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates at December 31, 2020. All reserves were evaluated as at December 31, 2020, by the Company’s IQREs.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Crude Oil, NGLs and Natural Gas Prices
The forward prices as at December 31, 2020, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

2021		2022	2023	2024	2025	Average Annual Increase Thereafter
West Texas Intermediate (US$/barrel)	47.17	50.17	53.17	54.97	56.07	2.00%
Western Canadian Select (C$/barrel)	44.63	48.18	52.10	54.10	55.19	2.00%
Edmonton C5+ (C$/barrel)	59.24	63.19	67.34	69.77	71.18	2.00%
Alberta Energy Company Natural Gas (C$/Mcf) (1)	2.88	2.80	2.71	2.75	2.80	2.00%
(1)      Assumes gas heating value of one million British thermal units per Mcf.
Discount and Inflation Rates
Discounted future cash flows were determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation was estimated at approximately two percent.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount used in the impairment testing completed as at December 31, 2020 for the following CGUs:

	Increase (Decrease) to Recoverable Amount
	One Percent Increase in Discount Rate	One Percent Decrease in Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	(5)	6	52	(97)
Elmworth-Wapiti	(7)	8	54	(96)
Kaybob-Edson	(13)	14	54	(106)
As at December 31, 2020, there was no impairment of goodwill.
2019 Impairments
As at December 31, 2019, the Company tested its Conventional CGUs for impairment as there were indicators of impairment due to a decline in forward natural gas prices. As at December 31, 2019, there were no impairments of goodwill or the Company's CGUs.
B) Downstream Cash-Generating Units
2021 Impairments
As at December 31, 2021, lower forward pricing that will result in lower margins on refined products, was identified as an indicator of impairment for the Borger, Wood River, Lima and Toledo CGUs. As at December 31, 2021, the total carrying amounts of the Borger, Wood River and Lima CGUs were greater than the recoverable amount ($2.5 billion) and an impairment charge of $1.9 billion was recorded as additional DD&A in the U.S. Manufacturing segment. As at December 31, 2021, no impairment of the Toledo CGU was recorded.
Key Assumptions
The recoverable amount (Level 3) of the Borger, Wood River and Lima CGUs were determined using FVLCOD. The FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included throughput, forward crude oil prices, forward crack spreads, future capital expenditures, operating costs and the discount rates. Forward crack spreads were based on third-party consultant average forecasts.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Crude Oil and Forward Crack Spreads
Forward prices are based on Management’s best estimate and corroborated with third-party data. As at December 31, 2021, the forward prices used to determine future cash flows were:

	2022 to 2023		2024 to 2026
	Low	High	Low	High
West Texas Intermediate (US$/barrel)	68.78	72.83	66.76	69.45
Differential WTI-WTS (US$/barrel)	—	0.01	(0.06)	(0.06)
Differential WTI-WCS (US$/barrel)	13.54	13.67	13.75	14.30
Chicago 3-2-1 Crack Spreads (WTI) (US$/barrel)	14.87	18.44	14.68	16.81
Group 3 3-2-1 Crack Spreads (WTI) (US$/barrel)	15.33	18.97	14.82	16.98
Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to year 2037.
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 10 percent to 12 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amounts used in the impairment testing completed as at December 31, 2021, for the following CGUs:

	Increase (Decrease) to Recoverable Amount
	One Percent Increase in Discount Rate	One Percent Decrease in Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Borger, Wood River and Lima CGUs	(190)	214	749	(754)
2021 ROU Asset Impairments
As at December 31, 2021, lower forward pricing, which will result in lower margins on refined products was identified as an indicator of impairment for the U.S. Manufacturing ROU assets. As a result, these assets were tested for impairment and an impairment charge of $11 million was recorded as additional DD&A in the U.S. Manufacturing segment.
2020 Downstream Impairments
As at September 30, 2020, the recovery in demand for refined products from the impact of the novel coronavirus lagged expectations and resulted in higher than anticipated inventory levels. These factors, along with low market crack spreads and crude oil processing runs for North American refineries, were identified as indicators of impairment for the Wood River and Borger CGUs. As at September 30, 2020, the carrying amount of the Borger CGU was greater than the recoverable amount and an impairment charge of $450 million was recorded as additional DD&A in the U.S. Manufacturing segment. The recoverable amount of the Borger CGU was estimated at $692 million. As at September 30, 2020, no impairment of the Wood River CGU was identified. As at December 31, 2020, there were no further indicators of impairment noted.
Key Assumptions
The recoverable amount (Level 3) of the Borger CGU was determined using FVLCOD. The FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included forward crude oil prices, forward crack spreads, future capital expenditures, operating costs, terminal values and the discount rate. Forward crack spreads were based on third-party consultant average forecasts.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Crude Oil and Forward Crack Spreads
Forward prices are based on Management’s best estimate and corroborated with third-party data. As at September 30, 2020, the forward prices used to determine future cash flows were:

	2021 to 2022		2023 to 2025
	Low	High	Low	High
West Texas Intermediate (US$/barrel)	36.36	50.84	49.66	58.74
Differential WTI-WTS (US$/barrel)	0.37	1.73	1.21	1.81
Group 3 3-2-1 Crack Spreads (WTI) (US$/barrel)	11.56	13.23	11.79	16.58
Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to year 2035.
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 10 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have had on the calculated recoverable amount used in the impairment testing completed as at September 30, 2020 for the following CGU:

	Increase (Decrease) to Recoverable Amount
	One Percent Increase in Discount Rate	One Percent Decrease in Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Borger	(71)	81	263	(264)
2020 ROU Asset Impairments
As at March 31, 2020, the temporary suspension of the Company’s crude-by-rail program was considered to be an indicator of impairment for the railcar CGU. As a result, the CGU was tested for impairment and an impairment charge of $3 million was recorded as additional DD&A in the U.S. Manufacturing segment.

11. INCOME TAXES
The provision for income taxes is:

For the years ended December 31,	2021	2020	2019
Current Tax
Canada	104	(14)	14
United States	—	1	3
Asia Pacific	171	—	—
Other International	1	—	—
Total Current Tax Expense (Recovery)	276	(13)	17
Deferred Tax Expense (Recovery)	452	(838)	(814)
	728	(851)	(797)

In 2021, the Company recorded a current tax expense primarily related to taxable income arising in Canada and Asia Pacific. The increase is due to Asia Pacific operations acquired in the Arrangement and higher earnings compared to 2020. In the fourth quarter of 2021, the Company recorded a $217 million deferred tax expense due to a limitation in the availability of certain U.S. tax attributes. In addition, the Company recorded a deferred tax expense of $106 million due to a rate change associated with provincial allocations.
In 2020, a deferred tax recovery was recorded due to an impairment of the Borger CGU, impairments in the Conventional segment and current period operating losses that will be carried forward, excluding unrealized foreign exchange gains and losses on long-term debt. In 2020, the Government of Alberta accelerated the reduction in the provincial corporate tax rate from 12 percent to eight percent.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
In 2019, the Government of Alberta enacted a reduction in the provincial corporate tax rate from 12 percent to eight percent over four years. As a result, the Company recorded a deferred income tax recovery of $671 million for the year ended December 31, 2019. In addition, the Company recorded a deferred income tax recovery of $387 million due to an internal restructuring of the Company’s U.S. operations resulting in a step-up in the tax basis of the Company’s refining assets.
The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the years ended December 31,	2021	2020	2019
Earnings (Loss) From Operations Before Income Tax	1,315	(3,230)	1,397
Canadian Statutory Rate	23.7%	24.0%	26.5%
Expected Income Tax Expense (Recovery) From Operations	312	(775)	370
Effect on Taxes Resulting From:
Statutory and Other Rate Differences	3	19	(52)
Non-Taxable Capital (Gains) Losses	63	(42)	(38)
Non-Recognition of Capital (Gains) Losses	27	(42)	(39)
Adjustments Arising From Prior Year Tax Filings	(5)	(8)	4
Recognition of U.S. Tax Basis	—	—	(387)
U.S. Tax Attribute Limitation	217	—	—
Impact of Rate Changes	106	(7)	(671)
Other	5	4	16
Total Tax Expense (Recovery) From Operations	728	(851)	(797)
Effective Tax Rate	55.4%	26.3%	(57.1)%
The final purchase price allocation of the Arrangement includes net deferred tax assets of $1.1 billion as at January 1, 2021. The net deferred tax assets consists of $1.1 billion related to the Company’s operations in the Canadian jurisdiction, $359 million related to U.S. operations, offset by a tax liability of $444 million related to Asia Pacific activities. The Canadian deferred tax asset has been offset against the Canadian deferred tax liability.
The breakdown of deferred income tax liabilities and deferred income tax assets, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

For the years ended December 31,	2021	2020
Deferred Income Tax Liabilities
Deferred Income Tax Liabilities to be Settled After More Than Twelve Months	4,046	4,146
	4,046	4,146
Deferred Income Tax Assets
Deferred Income Tax Assets to be Settled Within Twelve Months	(556)	(88)
Deferred Income Tax Assets to be Settled After More Than Twelve Months	(898)	(860)
	(1,454)	(948)
Net Deferred Income Tax Liability	2,592	3,198
The deferred income tax assets and liabilities to be settled within twelve months represents Management’s estimate of the timing of the reversal of temporary differences and may not correlate to the current income tax expense of the subsequent year.
The movement in deferred income tax liabilities and assets, without taking into consideration the offsetting of balances within the same tax jurisdiction, is:

Deferred Income Tax Liabilities	PP&E	Risk Management	Other	Total
As at December 31, 2019	4,498	1	44	4,543
Charged (Credited) to Earnings	(367)	(1)	(22)	(390)
Charged (Credited) to OCI	(7)	—	—	(7)
As at December 31, 2020	4,124	—	22	4,146
Charged (Credited) to Earnings	(234)	—	75	(159)
Charged (Credited) to Purchase Price Allocation	59	—	—	59
As at December 31, 2021	3,949	—	97	4,046

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

Deferred Income Tax Assets	Unused Tax Losses	Risk Management	Other	Total
As at December 31, 2019	(225)	(1)	(285)	(511)
Charged (Credited) to Earnings	(448)	(12)	12	(448)
Charged (Credited) to OCI	14	—	(3)	11
As at December 31, 2020	(659)	(13)	(276)	(948)
Charged (Credited) to Earnings	668	1	(58)	611
Charged (Credited) to Purchase Price Allocation	(656)	1	(466)	(1,121)
Charged (Credited) to OCI	(8)	—	12	4
As at December 31, 2021	(655)	(11)	(788)	(1,454)

Net Deferred Income Tax Liabilities	Total
As at December 31, 2019	4,032
Charged (Credited) to Earnings	(838)
Charged (Credited) to OCI	4
As at December 31, 2020	3,198
Charged (Credited) to Earnings	452
Charged (Credited) to Purchase Price Allocation	(1,062)
Charged (Credited) to OCI	4
As at December 31, 2021	2,592
The deferred income tax asset of $694 million (2020 – $36 million) represents net deductible temporary differences in the U.S. jurisdiction which has been fully recognized, as the probability of realization is expected due to a forecasted taxable income. No deferred tax liability has been recognized as at December 31, 2021 and 2020 on temporary differences associated with investments in subsidiaries and joint arrangements where the Company can control the timing of the reversal of the temporary difference and the reversal is not probable in the foreseeable future.

The approximate amounts of tax pools available, including tax losses, are:

As at December 31,	2021	2020
Canada	11,167	6,540
United States	5,915	3,117
Asia Pacific	600	—
	17,682	9,657
As at December 31, 2021, the above tax pools included $1.5 billion (2020 – $1.7 billion) of Canadian federal non-capital losses and $775 million (2020 – $1.1 billion) of U.S. federal net operating losses. These losses expire no earlier than 2036.
As at December 31, 2021, the Company had Canadian net capital losses totaling $102 million (2020 – $85 million), which are available for carry forward to reduce future capital gains. The Company has not recognized $102 million (2020 – $254 million) of net capital losses associated with unrealized foreign exchange losses on its U.S. denominated debt.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

12. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

For the years ended December 31,	2021	2020	2019
Net Earnings (Loss)	587	(2,379)	2,194
Effect of Cumulative Dividends on Preferred Shares	(34)	—	—
Net Earnings (Loss) – Basic and Diluted	553	(2,379)	2,194

Basic – Weighted Average Number of Shares	2,016.2	1,228.9	1,228.8
Dilutive Effect of Warrants	27.6	—	—
Dilutive Effect of Net Settlement Rights	1.3	—	0.6
Diluted – Weighted Average Number of Shares	2,045.1	1,228.9	1,229.4

Net Earnings (Loss) Per Common Share – Basic ($)	0.27	(1.94)	1.78
Net Earnings (Loss) Per Common Share – Diluted ($)	0.27	(1.94)	1.78
As at December 31, 2021, $22 million of net earnings and 1.9 million of potential ordinary shares related to the assumed exercise of Cenovus replacement stock options were excluded from the diluted net earnings per share calculation as the impact was anti-dilutive. These instruments could potentially dilute earnings per share in the future. For further information on the Company's stock-based compensation plans, see Note 32.
As at December 31, 2021, 18 million NSRs (2020 — 31 million; 2019 — 32 million) were excluded from the calculation of diluted weighted average number of shares as their effect would have been anti-dilutive or their exercise prices exceeded the market price of Cenovus's common shares.
B) Common Share Dividends
For the year ended December 31, 2021, the Company paid dividends of $176 million or $0.0875 per common share (2020 – $77 million or $0.0625 per common share; 2019 – $260 million or $0.2125 per common share). The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly. On February 7, 2022, the Company’s Board of Directors declared a first quarter dividend of $0.0350 per common share, payable on March 31, 2022, to common shareholders of record as at March 15, 2022.
C) Preferred Share Dividends

For the year ended December 31, 2021	Total
Series 1 First Preferred Shares	7
Series 2 First Preferred Shares	1
Series 3 First Preferred Shares	12
Series 5 First Preferred Shares	9
Series 7 First Preferred Shares	5
Total Declared and Paid Preferred Share Dividends	34
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly. If a dividend is not paid in full on any preferred shares on any dividend payment date, then a dividend restriction on the common shares shall apply. The preferred share dividends are cumulative. On February 7, 2022, the Company’s Board of Directors declared first quarter dividends for Cenovus's preferred shares, payable on March 31, 2022, in the amount of $9 million, to preferred shareholders of record as at March 15, 2022.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

13. CASH AND CASH EQUIVALENTS

As at December 31,	2021	2020
Cash	2,366	368
Short-Term Investments	507	10
	2,873	378

14. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at December 31,	2021	2020
Trade and Accruals	2,548	1,149
Prepaids and Deposits	486	121
Partner Advances	371	175
Joint Operations Receivables	225	35
Other (1)	240	8
	3,870	1,488
(1)As at December 31, 2021, insurance proceeds receivable related to the 2018 Superior Refinery incident was $135 million. During the twelve months ended December 31, 2021, $120 million of insurance proceeds were recorded to other (income) loss, net.

15. INVENTORIES

As at December 31,	2021	2020 (1)
Product
Oil Sands	1,419	382
Conventional	78	1
Offshore	39	—
Canadian Manufacturing	88	—
U.S. Manufacturing	2,001	613
Retail	26	—
Parts and Supplies	268	93
	3,919	1,089
(1)Prior period results have been reclassified to conform with the current period’s operating segments.
During the year ended December 31, 2021, approximately $34 billion of produced and purchased inventory was recorded as an expense (2020 – approximately $10 billion).
As at December 31, 2021, the Company had no inventory write downs. During the twelve months ended December 31, 2021, the Company had $16 million of inventory write-downs.
As at March 31, 2020, the Company recorded $588 million in non-cash inventory write-downs of its crude oil blend, condensate and refined product inventory. Subsequently, $547 million of inventory that was written down at the end of March was sold and the loss was realized. For the year ended December 31, 2020, the Company reversed $39 million of the inventory write-downs related to March product inventory that was still on hand due to improved refined product and crude oil prices. As at December 31, 2020, the Company recorded a $6 million write-down in refined product inventory.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

16. ASSETS HELD FOR SALE
In 2021, the Company entered into agreements to sell 337 gas stations in Cenovus's retail fuels network, in the Retail segment, located across Western Canada and Ontario for gross proceeds of $420 million. The sales are expected to close in mid-2022. Operating margin associated with the retail assets held for sale for the year ended December 31, 2021 was $64 million.
The Company also entered into agreements to sell its Tucker asset in the Oil Sands segment and its Conventional segment assets located in the Wembley area in 2021. The sale of the Tucker asset closed on January 31, 2022, for gross cash proceeds of $800 million and the sale of the Wembley assets is expected to close during first three months of 2022 for gross proceeds of $238 million.
These assets were recorded at the lesser of their carrying amount and their fair value less cost to sell. No impairments were recorded on the assets held for sale as at December 31, 2021.

As at December 31, 2021	PPE (Note 18)	ROU Assets (Note 19)	Goodwill (Note 22)	Lease Liabilities (Note 26)	Decommissioning Liabilities (Note 27)
Retail	498	54	—	(58)	(86)
Tucker	505	—	88	—	(33)
Wembley	159	—	—	—	(9)
	1,162	54	88	(58)	(128)

17. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2019	787
Additions	48
Transfers to PP&E (Note 18)	(47)
Exploration Expense	(91)
Depletion	(18)
Change in Decommissioning Liabilities	5
Divestitures (Note 9)	(61)
As at December 31, 2020	623
Acquisition (Note 5A)	45
Additions	55
Exploration Expense	(9)
Change in Decommissioning Liabilities	6
As at December 31, 2021	720

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

18. PROPERTY, PLANT AND EQUIPMENT, NET

	Oil and Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Retail and Other (1)	Total
COST
As at December 31, 2019 (2)	29,365	183	5,577	1,231	36,356
Additions	475	33	243	60	811
Transfers from E&E Assets (Note 17)	47	—	—	—	47
Change in Decommissioning Liabilities	(11)	2	3	—	(6)
Exchange Rate Movements and Other	(6)	—	(152)	(1)	(159)
Divestitures	(3)	—	—	—	(3)
As at December 31, 2020 (2)	29,867	218	5,671	1,290	37,046
Acquisitions (Note 5)	8,633	—	3,901	846	13,380
Additions	1,368	9	1,023	115	2,515
Change in Decommissioning Liabilities	(63)	1	40	24	2
Exchange Rate Movements and Other	22	—	(140)	(18)	(136)
Divestitures	(630)	—	—	—	(630)
Transfers to Assets Held for Sale (Note 16)	(754)	—	—	(522)	(1,276)
As at December 31, 2021	38,443	228	10,495	1,735	50,901

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2019 (2)	6,008	33	1,596	885	8,522
Depreciation, Depletion and Amortization (3)	1,820	9	242	152	2,223
Impairment Charges (Note 10) (3)	555	—	450	—	1,005
Exchange Rate Movements and Other	(22)	—	(93)	—	(115)
As at December 31, 2020 (2)	8,361	42	2,195	1,037	11,635
Depreciation, Depletion and Amortization	3,335	10	526	128	3,999
Impairment Charges (Note 10)	—	—	1,931	—	1,931
Impairment Reversals (Note 10)	(378)	—	—	—	(378)
Exchange Rate Movements and Other	61	1	(80)	(2)	(20)
Divestitures	(377)	—	—	—	(377)
Transfers to Assets Held for Sale (Note 16)	(90)	—	—	(24)	(114)
As at December 31, 2021	10,912	53	4,572	1,139	16,676

CARRYING VALUE
As at December 31, 2019 (2)	23,357	150	3,981	346	27,834
As at December 31, 2020 (2)	21,506	176	3,476	253	25,411
As at December 31, 2021	27,531	175	5,923	596	34,225
(1)Includes retail assets, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)Balances for periods prior to January 1, 2021, have been reclassified to conform with the current period’s presentation of asset classes.
(3)Asset write-downs have been reclassified to DD&A to conform with the current presentation of impairment charges.
Assets Under Construction
PP&E includes the following amounts in respect of assets under construction and not subject to DD&A:

As at December 31,	2021	2020
Development and Production	2,415	1,807
Downstream	943	226
	3,358	2,033

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

19. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets (1)	Manufacturing Assets	Retail and Other	Total
COST
As at December 31, 2019 (2)	509	959	10	14	1,492
Additions	1	40	5	7	53
Terminations	—	(1)	—	—	(1)
Modifications	—	1	—	(3)	(2)
Reclassifications	(14)	—	—	—	(14)
Re-measurements	—	(1)	—	(1)	(2)
Exchange Rate Movements and Other	(1)	(21)	—	(2)	(24)
As at December 31, 2020 (2)	495	977	15	15	1,502
Acquisition (Note 5A)	99	765	138	130	1,132
Additions	4	96	7	3	110
Modifications	1	20	1	—	22
Re-measurements	(2)	1	—	(3)	(4)
Exchange Rate Movements and Other	(5)	(18)	—	(5)	(28)
Transfers to Assets Held for Sale (Note 16)	—	—	—	(78)	(78)
As at December 31, 2021	592	1,841	161	62	2,656

ACCUMULATED DEPRECIATION
As at December 31, 2019 (2)	32	128	3	4	167
Depreciation	27	181	2	5	215
Impairment Charges (Note 10)	—	3	—	—	3
Terminations	—	(1)	—	—	(1)
Exchange Rate Movements and Other	(1)	(18)	—	(2)	(21)
As at December 31, 2020 (2)	58	293	5	7	363
Depreciation	38	239	23	23	323
Impairment Charges (Note 10)	—	5	5	1	11
Terminations	—	(3)	—	—	(3)
Exchange Rate Movements and Other	(4)	(14)	—	(6)	(24)
Transfers to Assets Held for Sale (Note 16)	—	—	—	(24)	(24)
As at December 31, 2021	92	520	33	1	646

CARRYING VALUE
As at December 31, 2019 (2)	477	831	7	10	1,325
As at December 31, 2020 (2)	437	684	10	8	1,139
As at December 31, 2021	500	1,321	128	61	2,010
(1)Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Balances for periods prior to January 1, 2021, have been reclassified to conform with the current period’s presentation of asset classes.

20. JOINT ARRANGEMENTS AND ASSOCIATE
A) Joint Operations
BP-Husky Refining LLC
Cenovus holds a 50 percent interest in Toledo with BP, who operates the Toledo Refinery in Ohio.
Sunrise Oil Sands Partnership
Cenovus, as the operator, holds a 50 percent interest in Sunrise, an oil sands project in northern Alberta, with BP Canada who holds the remaining interest.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
WRB Refining LP
Cenovus holds a 50 percent interest in WRB with Phillips 66, who holds the remaining interest and operates the Wood River Refinery in Illinois and the Borger Refinery in Texas.
B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of natural gas resources in offshore Indonesia. The Company’s share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

For the year ended December 31,	2021
Revenue	439
Expenses	395
Net Earnings (Loss)	44
Balance Sheet

As at December 31,	2021
Current Assets (1)	167
Non-Current Assets	1,433
Current Liabilities	62
Non-Current Liabilities	896
Net Assets	642
(1)Includes cash and cash equivalents of $46 million.
For the year ended December 31, 2021, the Company’s share of income from the equity-accounted affiliate was $47 million. As at December 31, 2021, the carrying amount of the Company’s share of net assets was $311 million. These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company. For the year ended December 31, 2021, the difference was primarily related to the fair value associated with the purchase price allocation.
For the year ended December 31, 2021, the Company received $100 million of distributions from HCML.
Husky Midstream Limited Partnership
The Company holds a 35 percent interest in HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. Power Assets Holdings Ltd. holds a 49 percent interest and CK Infrastructure Holdings Ltd. holds a 16 percent interest in HMLP.
For the year ended December 31, 2021, HMLP had net earnings of $134 million. The Company’s share of (income) loss from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as defined in the partnership agreement. The Company’s share of earnings will fluctuate depending on certain income thresholds. For the year ended December 31, 2021, the Company did not record its pre-tax net income relating to HMLP of $18 million as the carrying value of the Company’s interest is $nil.
Due to the decline in forecasted distributions from the partnership profit structure, as at December 31, 2021, the Company had $17 million in cumulative unrecognized losses and OCI, net of tax. The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.
For the twelve months ended December 31, 2021, the Company received $37 million in distributions and paid $32 million in contributions to HMLP. The net amount of the distributions received and contributions paid are recorded in (income) loss from equity-accounted affiliates.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
C) Associate
Headwater Exploration Inc.
On October 14, 2021, the Company sold its 25 percent interest in Headwater (see Note 9). The proportionate share of the income from the Headwater equity investment prior to the sale was $5 million and was recorded to (income) loss from equity-accounted affiliates.

21. OTHER ASSETS

As at December 31,	2021	2020
Intangible Assets	78	89
Private Equity Investments (Note 35)	53	52
Other Equity Investments	77	12
Net Investment in Finance Leases	60	52
Long-Term Receivables and Prepaids	77	11
Precious Metals	85	—
Other	1	—
	431	216
On December 2, 2020, Cenovus sold its Marten Hills assets in Northern Alberta to Headwater. Part of the consideration received included 15 million share purchase warrants with a fair value of $8 million at the date of close. The share purchase warrants had a three-year term and an exercise price of $2.00 per share. On December 23, 2021, all of the outstanding share purchase warrants were exercised for a total cost of $30 million. At December 31, 2021, the fair value of the Headwater investment was $77 million included in other equity investments above. The investment is carried at FVTPL.

22. GOODWILL

	2021	2020
Carrying Value, Beginning of Year	2,272	2,272
Goodwill Recognized (Note 5A)	1,289	—
Goodwill Reclassified to Assets Held for Sale (Note 16)	(88)	—
Carrying Value, End of Year	3,473	2,272
The carrying amount of goodwill allocated to the Company's CGUs is:

As at December 31,	2021	2020
Primrose (Foster Creek)	1,171	1,171
Christina Lake	1,101	1,101
Lloydminster Thermal	651	—
Sunrise	550	—
	3,473	2,272
For the purposes of impairment testing, goodwill is allocated to the CGUs to which it relates. The assumptions used to test Cenovus’s goodwill for impairment as at December 31, 2021, are consistent to those disclosed in Note 10. There was no impairment of goodwill as at December 31, 2021.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

23. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2021	2020
Accruals	2,722	912
Trade	2,554	608
Interest	128	77
Partner Advances	371	175
Employee Long-Term Incentives	317	130
Joint Operations Payable	28	6
Risk Management	116	58
Provisions for Onerous and Unfavourable Contracts	31	26
Other	86	26
	6,353	2,018

24. CONTINGENT PAYMENT

	2021	2020
Contingent Payment, Beginning of Year	63	143
Re-measurement (1)	575	(80)
Liabilities Settled or Payable	(402)	—
Contingent Payment, End of Year	236	63
(1)     Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings (loss).
In connection with the acquisition in 2017 from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years ending May 17, 2022, for quarters in which the average Western Canadian Select (“WCS”) crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms.
The contingent payment is accounted for as a financial option. The fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate. The contingent payment is re-measured at fair value at each reporting date with changes in fair value recognized in net earnings (loss). As at December 31, 2021, $160 million is payable under this agreement (December 31, 2020 – $nil).

25. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

As at December 31,	Notes	2021	2020
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	79	121
Sunrise Uncommitted Demand Credit Facility	iii	—	—
Total Debt Principal		79	121
i) Uncommitted Demand Facilities
At closing of the Arrangement on January 1, 2021, the Company assumed Husky’s uncommitted demand facilities of $975 million. As at January 1, 2021, $40 million in direct borrowings were outstanding and $427 million letters of credit were outstanding under these facilities.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
In the three months ended December 31, 2021, the Company cancelled and replaced all uncommitted demand facilities, which included those assumed in the Arrangement, and entered into new uncommitted demand facilities. As at December 31, 2021, the Company had uncommitted demand facilities of $1.9 billion (December 31, 2020 – $1.6 billion) in place, of which $1.4 billion (December 31, 2020 – $600 million) may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at December 31, 2021, there were outstanding letters of credit aggregating to $565 million (December 31, 2020 – $441 million) and no direct borrowings.
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$300 million (the Company’s proportionate share – US$150 million), which may be used to cover short-term working capital requirements. Subsequent to December 31, 2021, WRB added an incremental US$150 million in demand facilities (the Company's proportionate share – US$75 million).
iii) Sunrise Uncommitted Demand Credit Facility
Sunrise has an uncommitted demand credit facility of $10 million (the Company’s proportionate share – $5 million), which is available for general purposes.
B) Long-Term Debt

As at December 31,	Notes	2021	2020
Revolving Term Debt (1)	i	—	—
U.S. Dollar Denominated Unsecured Notes	ii	9,363	7,510
Canadian Dollar Unsecured Notes	ii	2,750	—
Total Debt Principal		12,113	7,510
Net Debt Premiums (Discounts) and Transaction Costs (2)		272	(69)
Long-Term Debt		12,385	7,441
(1)Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.
(2)Includes $353 million net debt premiums related to the Canadian and U.S. dollar denominated unsecured notes assumed at fair value in the Arrangement.
In 2021, pledges of intercompany obligations owing to Cenovus Energy Inc., made in favour of the holders of select previously issued Husky notes were terminated in accordance with their respective terms. The pledge terminations ensured all bond holders were ranked equally in right of payment with all of Cenovus’s other unsecured and unsubordinated indebtedness.
For the year ended December 31, 2021, the weighted average interest rate on outstanding debt, including the Company’s proportionate share of the WRB and Sunrise uncommitted demand facilities, was 4.6 percent (2020 – 4.9 percent).
i) Committed Credit Facilities
At closing of the Arrangement on January 1, 2021, the Company assumed Husky’s committed credit facilities of $4.0 billion. As at January 1, 2021, $350 million was outstanding.
On August 18, 2021, $8.5 billion of committed credit facilities, which included those assumed in the Arrangement, were cancelled and replaced with a $6.0 billion committed revolving credit facility. The committed revolving credit facility consists of a $2.0 billion tranche maturing on August 18, 2024, and a $4.0 billion tranche maturing on August 18, 2025. As at December 31, 2021, no amount was drawn on the credit facility.
ii) U.S. Dollar Denominated Unsecured Notes and Canadian Dollar Unsecured Notes
At closing of the Arrangement on January 1, 2021, the Company assumed Husky’s 3.55 percent 3.60 percent and 3.50 percent Canadian dollar unsecured notes with a fair value of $2.9 billion (notional value – $2.8 billion) and 3.95 percent 4.00 percent, 4.40 percent and 6.80 percent U.S. dollar denominated unsecured notes with a fair value of $3.4 billion (notional value –US$2.4 billion or C$3.0 billion).
On March 31, 2021, Cenovus Energy Inc. and Husky Energy Inc. amalgamated and Cenovus Energy Inc. became the direct obligor on all of Husky's unsecured notes.
The Company closed a public offering in the U.S. on September 13, 2021, for US$1.25 billion of senior unsecured notes, consisting of US$500 million 2.65 percent senior unsecured notes due January 15, 2032, and US$750 million 3.75 percent senior unsecured notes due February 15, 2052.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
In September and October 2021, the Company paid US$2.3 billion to repurchase a portion of its unsecured notes with a principal amount of US$2.2 billion. A net premium on the redemption of $121 million was recorded in finance costs. The following principal amounts of Cenovus's unsecured notes were repurchased:
•3.95 percent unsecured notes due 2022 – US$500 million (fully repurchased).
•3.00 percent unsecured notes due 2022 – US$500 million (fully repurchased).
•3.80 percent unsecured notes due 2023 – US$335 million.
•4.00 percent unsecured notes due 2024 – US$481 million.
•5.38 percent unsecured notes due 2025 – US$334 million.

The principal amounts of the Company’s unsecured notes are:

	2021		2020
As at December 31,	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Denominated Unsecured Notes
3.00% due August 15, 2022	—	—	500	637
3.80% due September 15, 2023	115	146	450	573
4.00% due April 15, 2024	269	341	—	—
5.38% due July 15, 2025	666	844	1,000	1,273
4.25% due April 15, 2027	962	1,220	962	1,225
4.40% due April 15, 2029	750	951	—	—
2.65% due January 15, 2032	500	634	—	—
5.25% due June 15, 2037	583	739	583	742
6.80% due September 15, 2037	387	490	—	—
6.75% due November 15, 2039	1,390	1,763	1,390	1,770
4.45% due September 15, 2042	155	197	155	198
5.20% due September 15, 2043	58	73	58	74
5.40% due June 15, 2047	800	1,014	800	1,018
3.75% due February 15, 2052	750	951	—	—
	7,385	9,363	5,898	7,510
Canadian Dollar Unsecured Notes
3.55% due March 12, 2025	—	750	—	—
3.60% due March 10, 2027	—	750	—	—
3.50% due February 7, 2028	—	1,250	—	—
	—	2,750	—	—
Total Unsecured Notes	7,385	12,113	5,898	7,510
As at December 31, 2021, the Company is in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.
On January 10, 2022, the Company announced that it intends to redeem the entire US$384 million balance of its outstanding 3.80 percent unsecured notes and 4.00 percent unsecured notes on February 9, 2022.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
C) Mandatory Debt Payments

	U.S. Dollar Denominated Unsecured Notes		Canadian Dollar Unsecured Notes	Total (1)
As at December 31, 2021	US$ Principal	C$ Principal Equivalent	C$ Principal	C$ Principal and Equivalent
2023	115	146	—	146
2024	269	341	—	341
2025	666	844	750	1,594
Thereafter	6,335	8,032	2,000	10,032
	7,385	9,363	2,750	12,113
(1) On January 10, 2022, the Company announced that it intends to redeem its outstanding 3.80 percent unsecured notes and 4.00 percent unsecured notes on February 9, 2022. The total amount of mandatory debt payments has not been adjusted for this redemption.
D) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments, and is used in managing the Company's capital. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, specified financial measures consisting of net debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”) and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio between 1.0 and 1.5 times and Net Debt between $6 billion to $8 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.
On October 7, 2021, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, up to US$5.0 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus will expire in November 2023. Offerings under the base shelf prospectus are subject to market conditions. As at December 31, 2021, US$4.7 billion remained available under Cenovus's base shelf prospectus for permitted offerings.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Net Debt to Adjusted EBITDA

As at December 31,	2021	2020 (1)	2019 (1)
Short-Term Borrowings	79	121	—
Long-Term Portion of Long-Term Debt	12,385	7,441	6,699
Less: Cash and Cash Equivalents	(2,873)	(378)	(186)
Net Debt	9,591	7,184	6,513

Net Earnings (Loss)	587	(2,379)	2,194
Add (Deduct):
Finance Costs	1,082	536	511
Interest Income	(23)	(9)	(12)
Income Tax Expense (Recovery)	728	(851)	(797)
Depreciation, Depletion and Amortization	5,886	3,464	2,249
Exploration Expense	18	91	82
Unrealized (Gain) Loss on Risk Management	2	56	149
Foreign Exchange (Gain) Loss, Net	(174)	(181)	(404)
Re-measurement of Contingent Payment	575	(80)	164
(Gain) Loss on Divestitures of Assets	(229)	(81)	(2)
Other (Income) Loss, Net	(309)	40	9
(Income) Loss From Equity-Accounted Affiliates	(57)	—	—
Adjusted EBITDA (2)	8,086	606	4,143

Net Debt to Adjusted EBITDA	1.2x	11.9x	1.6x
(1) Comparative figures include Cenovus's results prior to the closing of the Arrangement on January 1, 2021, and do not reflect any historical data from Husky.
(2)     Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

As at December 31,	2021	2020 (1)	2019 (1)
Net Debt	9,591	7,184	6,513
Shareholders’ Equity	23,596	16,707	19,201
Capitalization	33,187	23,891	25,714

Net Debt to Capitalization	29%	30%	25%
(1)     Comparative figures include Cenovus‘s results prior to the closing of the Arrangement on January 1, 2021, and do not reflect any historical data from Husky.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

26. LEASE LIABILITIES

	2021	2020
Lease Liabilities, Beginning of Year	1,757	1,916
Acquisition (Note 5A)	1,441	—
Additions	110	49
Interest Expense (Note 7)	171	87
Lease Payments	(471)	(284)
Terminations	(1)	(1)
Modifications	22	(2)
Re-measurements	(4)	(2)
Exchange Rate Movements and Other	(10)	(6)
Transfers to Liabilities Related to Assets Held for Sale (Note 16)	(58)	—
Lease Liabilities, End of Year	2,957	1,757
Less: Current Portion	272	184
Long-Term Portion	2,685	1,573
The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, retail assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.
The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.
The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

27. DECOMMISSIONING LIABILITIES
The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal.
The aggregate carrying amount of the obligation is:

	2021	2020
Decommissioning Liabilities, Beginning of Year	1,248	1,235
Acquisitions (Note 5)	2,856	—
Liabilities Incurred	30	14
Liabilities Settled	(144)	(42)
Liabilities Disposed	(140)	(2)
Transfers to Liabilities Related to Assets Held for Sale (Note 16)	(128)	—
Change in Estimated Future Cash Flows	(472)	13
Change in Discount Rates	450	(28)
Unwinding of Discount on Decommissioning Liabilities (Note 7)	199	57
Foreign Currency Translation	7	1
Decommissioning Liabilities, End of Year	3,906	1,248
As at December 31, 2021, the undiscounted amount of estimated future cash flows required to settle the obligation is $14 billion (2020 – $5 billion), which has been discounted using a credit-adjusted risk-free rate of 4.4 percent (2020 – 5.0 percent) and an inflation rate of two percent (2020 – two percent). Most of these obligations are not expected to be paid for several years, or decades, and are expected to be funded from general resources at that time. The Company expects to settle approximately $230 million of decommissioning liabilities over the next year. Revisions in estimated future cash flows resulted from a change in the timing of decommissioning liabilities over the estimated life of the reserves and an increase in cost estimates.
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2021, the Company had $186 million in restricted cash (2020 – $nil).

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Sensitivities
Changes to the credit-adjusted risk-free rate or the inflation rate would have the following impact on the decommissioning liabilities:

	Sensitivity	2021		2020
As at December 31,	Range	Increase	Decrease	Increase	Decrease
Credit-Adjusted Risk Free Rate	± one percent	(623)	875	(228)	313
Inflation Rate	± one percent	873	(625)	321	(235)

28. OTHER LIABILITIES

As at December 31,	2021	2020
Pension and Other Post-Employment Benefit Plans	288	91
Provision for West White Rose Expansion Project (1)	259	—
Provisions for Onerous and Unfavourable Contracts	99	39
Employee Long-Term Incentives	74	33
Drilling Provisions	56	—
Deferred Revenue	41	—
Other	112	18
	929	181
(1)     Relates to the long-term liability related to the 69 percent working interest in the West White Rose Expansion Project acquired through the Arrangement.
Deferred Revenue
Deferred revenue relates to take-or-pay commitments, with respect to natural gas production volumes in Asia Pacific, not taken by the purchaser. In accordance with the terms of the agreement, the purchaser has until the end of the agreement to take these volumes.

Total
As at December 31, 2020	—
Acquisition	37
Take-or-Pay Payments Received	4
As at December 31, 2021	41

29. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS
The Company provides the majority of employees with a defined contribution pension plan. The Company also provides OPEB plans to retirees and sponsors defined benefit pension plans in Canada and the U.S. (together, the “DB Pension Plan”).
The DB Pension Plan provides pension benefits at retirement based on years of service and final average earnings. In Canada, future enrollment is limited to eligible employees who may elect to move from the defined contribution component to the defined benefit component for their future service. In the U.S., the defined benefit pension is closed to new members. The Company’s OPEB plans provides certain retired employees with health care and dental benefits.
The Company is required to file an actuarial valuation of its registered defined benefit pension with regulators on a periodic basis. The most recently filed valuation for the Canadian defined benefit pension plan was dated December 31, 2019, and the next required actuarial valuation will be as at December 31, 2022. The most recently filed valuation for the U.S. defined benefit pension plan was dated January 1, 2021, and the next required actuarial valuation will be as at January 1, 2022.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
A) Defined Benefit and OPEB Plan Obligation and Funded Status
Information related to defined benefit pension and OPEB plans, based on actuarial estimations, is:

	Pension Benefits		OPEB
	2021	2020	2021	2020
Defined Benefit Obligation
Defined Benefit Obligation, Beginning of Year	188	158	20	22
Plan Acquisition Upon the Arrangement (1)	41	—	224	—
Current Service Costs	16	13	9	1
Past Service Costs - Curtailment and Plan Amendments	(1)	—	(3)	—
Interest Costs (2)	6	5	6	—
Benefits Paid	(17)	(6)	(8)	(2)
Plan Participant Contributions	2	2	—	—
Re-measurements:
(Gains) Losses From Experience Adjustments	4	1	10	(2)
(Gains) Losses From Changes in Demographic Assumptions	(1)	—	(3)	—
(Gains) Losses From Changes in Financial Assumptions	(18)	15	(30)	1
Defined Benefit Obligation, End of Year	220	188	225	20

Plan Assets
Fair Value of Plan Assets, Beginning of Year	117	107	—	—
Plan Acquisition Upon the Arrangement (1)	32	—	—	—
Employer Contributions	9	6	3	—
Plan Participant Contributions	2	2	—	—
Benefits Paid	(13)	(5)	(3)	—
Interest Income (2)	3	2	—	—
Re-measurements:
Return on Plan Assets (Excluding Interest Income)	9	5	—	—
Fair Value of Plan Assets, End of Year	159	117	—	—

Pension and OPEB (Liability) (3)	(61)	(71)	(225)	(20)
(1)The Company acquired Husky's defined benefit pension and other post-retirement benefit obligations in connection with the Arrangement. See Note 5A.
(2)Based on the discount rate of the defined benefit obligation at the beginning of the year.
(3)Liabilities for the DB Pension Plan and OPEB plans are included in other liabilities on the Consolidated Balance Sheets.
The weighted average duration of the defined benefit pension and OPEB obligations are 16 years and 14 years, respectively.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
B) Pension and OPEB Costs

	Pension Benefits			OPEB
As at December 31,	2021	2020	2019	2021	2020	2019
Defined Benefit Plan Cost
Current Service Costs	16	13	11	9	1	1
Past Service Costs - Curtailments and Plan Amendments	(1)	—	—	(3)	—	—
Net Interest Costs	3	3	3	6	—	1
Re-measurements:
Return on Plan Assets (Excluding Interest Income)	(9)	(5)	(15)	—	—	—
(Gains) Losses From Experience Adjustments	4	1	(4)	10	(2)	—
(Gains) Losses From Changes in Demographic Assumptions	(1)	—	—	(3)	—	—
(Gains) Losses From Changes in Financial Assumptions	(18)	15	12	(30)	1	1
Defined Benefit Plan Cost (Recovery)	(6)	27	7	(11)	—	3
Defined Contribution Plan Cost	68	22	21	—	—	—
Total Plan Cost	62	49	28	(11)	—	3
C) Investment Objectives and Fair Value of Plan Assets
The objective of the asset allocation is to manage the funded status of the DB Pension Plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark comprised of passive investments in appropriate market indices. The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investment and credit rating categories.
The allocation of assets between the various types of investment funds is monitored regularly and is re-balanced monthly, as necessary. The Canadian defined benefit pension plan and U.S. defined benefit pension plan are managed independently of each other and, accordingly, the target asset allocation is reflective of their different liability profiles.

2021 Target Allocation (percent)	Canadian Plan	U.S. Plan
Equity Funds	25% - 70%	21% - 51%
Income Funds	25% - 35%	55% - 74%
Real Estate Funds	—% - 15%	—
Listed Infrastructure Funds	—% - 10%	—
Emerging Market Debt Funds	—% - 10%	—
Cash and Cash Equivalents	—% - 10%	—
The Company does not use derivative instruments to manage the risks of its plan assets. There has been no change in the process used by the Company to manage these risks from prior periods.
The fair value of the DB Pension Plan assets is:

As at December 31,	2021	2020
Equity Funds	77	58
Fixed Income Funds	54	35
Real Estate Funds	9	6
Listed Infrastructure Funds	8	8
Emerging Market Debt Funds	8	7
Cash and Cash Equivalents	2	2
Non-Invested Assets	1	1
Total Fair Value of DB Pension Plan Assets (1)	159	117
(1)     The Company acquired Husky’s U.S. defined benefit pension obligations in connection with the Arrangement (see Note 5A). The U.S. defined benefit pension plan assets were valued at $32 million on January 1, 2021.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Fair value of the cash and cash equivalents, equity, income and listed infrastructure assets are based on the trading price of the underlying funds (Level 1). The fair value of the real estate funds reflects the appraisal valuation for each property investment (Level 2). The fair value of the non-invested assets is the discounted value of the expected future payments (Level 3).
The DB Pension Plan does not hold any direct investment in Cenovus common shares.
D) Funding
The DB Pension Plan's are funded in accordance with applicable pension legislation. Contributions are made to trust funds administered by independent trustees. The Company’s contributions to the DB Pension Plan are based on the most recent actuarial valuations, and direction of the Management Pension Committee and Human Resources and Compensation Committee of the Board of Directors.
Employees participating in the Canadian defined benefit pension are required to contribute four percent of their pensionable earnings, up to an annual maximum, and the Company provides the balance of the funding necessary to ensure benefits will be fully provided for at retirement. The Company's expected contributions for the year ended December 31, 2022, are $11 million for the DB Pension Plan.
The OPEB plans are funded on an as required basis. The Company’s expected contributions for the year ended December 31, 2022, are $8 million for the OPEB plans.
E) Actuarial Assumptions and Sensitivities
Actuarial Assumptions
The principal weighted average actuarial assumptions used to determine benefit obligations and expenses are as follows:

	Pension Benefits			OPEB
For the years ended December 31,	2021	2020	2019	2021	2020	2019
Discount Rate	2.95%	2.50%	3.00%	2.98%	2.50%	3.00%
Future Salary Growth Rate	4.03%	3.97%	3.94%	4.94%	4.94%	5.08%
Average Longevity (years)	88.3	88.3	88.2	88.3	88.2	88.2
Health Care Cost Trend Rate	N/A	N/A	N/A	5.64%	6.00%	6.00%
Discount rates are based on market yields for high quality corporate debt instruments with maturity terms equivalent to the benefit obligations.
Sensitivities
Of the most significant actuarial assumptions, a change in discount rates and health care costs have the largest potential impact on the obligations for the DB Pension Plan and OPEB plans, with sensitivity to change as follows:

	2021		2020
As at December 31,	Increase	Decrease	Increase	Decrease
One Percent Change:
Discount Rate	(79)	102	(31)	40
Future Salary Growth Rate	4	(4)	4	(4)
Health Care Cost Trend Rate	26	(20)	1	(1)
One Year Change in Assumed Life Expectancy	4	(4)	4	(4)
The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant; however, the changes in some assumptions may be correlated. The same methodologies have been used to calculate the sensitivity of the DB Pension Plan obligation to significant actuarial assumptions as have been applied when calculating the liability for the DB Pension Plan recorded on the Consolidated Balance Sheets.
F) Risks
Through its DB Pension Plan and OPEB plans, the Company is exposed to actuarial risks, such as longevity risk, interest rate risk, investment risk and salary risk.
Longevity Risk
The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of participants will increase the defined benefit plan obligation.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Interest Rate Risk
A decrease in corporate bond yields will increase the defined benefit plan obligation, although this will be partially offset by an increase in the return on debt holdings.
Investment Risk
The present value of the DB Pension Plan obligation is calculated using a discount rate determined by reference to high quality corporate bond yields. If the return on plan assets is below this rate, a plan deficit will result. Due to the long-term nature of the plan liabilities, a higher portion of the plan assets are invested in equity securities than in debt instruments and real estate.
Salary Risk
The present value of the DB Pension Plan obligation is, in part, calculated by reference to the future salaries of plan participants and the obligation of the OPEB plans is, in part, calculated by reference to the future health care cost trend rate. As such, an increase in the salary of the plan participants and increase in the future cost of health care claims will increase the defined benefit obligation.

30. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles. Prior to the close of the Arrangement, Cenovus’s articles were amended to create the Cenovus series 1, 2, 3, 4, 5, 6, 7 and 8 first preferred shares.
B) Issued and Outstanding – Common Shares

	2021		2020
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,228,870	11,040	1,228,828	11,040
Issued Under the Arrangement, Net of Issuance Costs (Note 5A)	788,518	6,111	—	—
Issued Upon Exercise of Warrants	314	3	—	—
Issued Under Stock Option Plans	535	7	42	—
Purchase of Common Shares under NCIB	(17,026)	(145)	—	—
Outstanding, End of Year	2,001,211	17,016	1,228,870	11,040
As at December 31, 2021, there were 30 million (December 31, 2020 – 27 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 4, 2021, the TSX accepted the Company's implementation of a NCIB to purchase up to 146.5 million common shares during the twelve-month period commencing November 9, 2021, and ending November 8, 2022.
For the year ended December 31, 2021, the Company purchased 17 million common shares through the NCIB. The shares were purchased at a weighted average price of $15.56 per common share for a total of $265 million. Paid in surplus was reduced by $120 million, representing the excess of the purchase price of common shares over their average carrying value. The shares were subsequently cancelled. As of February 7, 2022, Cenovus purchased an additional 9 million common shares for $160 million.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
D) Issued and Outstanding – Preferred Shares

As at December 31, 2021	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	—	—
Issued Under the Arrangement (Note 5A)	36,000	519
Outstanding, End of Year	36,000	519

As at December 31, 2021	Dividend Reset Date	Dividend Rate	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58%	10,740
Series 2 First Preferred Shares	March 31, 2026	1.86%	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69%	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59%	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94%	6,000
Series 1 First Preferred Shares
In March 2021, 274 thousand series 1 first preferred shares were tendered for conversion into series 2 first preferred shares. The new annual fixed-rate dividend applicable to the series 1 first preferred shares for the five-year period commencing March 31, 2021, to March 30, 2026, is 2.58 percent, being equal to the sum of the Government of Canada five-year bond yield of 0.85 percent plus 1.73 percent in accordance with the terms of the series 1 first preferred shares. Holders of series 1 first preferred shares will have the right, at their option, to convert their shares into series 2 first preferred shares, subject to certain conditions, on March 31, 2026, and on March 31 every five years thereafter. The annual fixed-rate dividend was 2.40 percent for the previous period ending March 30, 2021.
Series 2 First Preferred Shares
In March 2021, 578 thousand series 2 first preferred shares were tendered for conversion into series 1 first preferred shares. Holders of the series 2 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 1.73 percent. Holders of series 2 first preferred shares will have the right, at their option, to convert their shares into series 1 first preferred shares, subject to certain conditions, on March 31, 2026, and on March 31 every five years thereafter. The floating-rate dividend was 1.92 percent for the previous period ending December 30, 2021. The new quarterly floating-rate dividend applicable for the period commencing December 31, 2021, to March 30, 2022, is 1.86 percent.
Series 3 First Preferred Shares
The dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.13 percent. Holders of series 3 first preferred shares will have the right, at their option, to convert their shares into series 4 first preferred shares, subject to certain conditions, on December 31, 2024, and on December 31 every five years thereafter. Holders of the series 4 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.13 percent.
Series 5 First Preferred Shares
The dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.57 percent. Holders of series 5 first preferred shares will have the right, at their option, to convert their shares into series 6 first preferred shares, subject to certain conditions, on March 31, 2025, and on March 31 every five years thereafter. Holders of the series 6 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.57 percent.
Series 7 First Preferred Shares
The dividend rate will be reset every five years at the rate equal to the five-year Government of Canada bond yield plus 3.52 percent. Holders of series 7 first preferred shares will have the right, at their option, to convert their shares into series 8 first preferred shares, subject to certain conditions, on June 30, 2025, and on June 30 every five years thereafter. Holders of the series 8 first preferred shares will be entitled to receive cumulative quarterly floating dividends, reset every quarter, at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.52 percent.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Second Preferred Shares
There were no second preferred shares outstanding as at December 31, 2021 (December 31, 2020 – nil).
E) Issued and Outstanding – Warrants

As at December 31, 2021	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	—	—
Issued Under the Arrangement (Note 5A)	65,433	216
Exercised	(314)	(1)
Outstanding, End of Year	65,119	215
The exercise price of the Cenovus Warrants issued under the Arrangement is $6.54 per share.
F) Paid in Surplus
Cenovus’s paid in surplus reflects the Company’s retained earnings prior to the split of Encana Corporation (“Encana”) under the plan of arrangement into two independent energy companies, Encana (now known as Ovintiv Inc.) and Cenovus (earnings prior to Encana split). In addition, paid in surplus includes stock-based compensation expense related to the Company’s NSRs discussed in Note 32 and the excess of the purchase price of common shares over their average carrying value for shares purchased under the NCIB.

	Earnings Prior to Encana Split	Stock-Based Compensation	Common Shares	Total
As at December 31, 2019	4,086	291	—	4,377
Stock-Based Compensation Expense	—	14	—	14
As at December 31, 2020	4,086	305	—	4,391
Stock-Based Compensation Expense	—	14	—	14
Purchase of Common Shares Under NCIB	—	—	(120)	(120)
Common Shares Issued on Exercise of Stock Options	—	(1)	—	(1)
As at December 31, 2021	4,086	318	(120)	4,284

31. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Retirement Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2019	(2)	27	802	827
Other Comprehensive Income (Loss), Before Tax	(10)	—	(44)	(54)
Income Tax (Expense) Recovery	2	—	—	2
As at December 31, 2020	(10)	27	758	775
Other Comprehensive Income (Loss), Before Tax	47	—	(129)	(82)
Income Tax (Expense) Recovery	(9)	—	—	(9)
As at December 31, 2021	28	27	629	684

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

32. STOCK-BASED COMPENSATION PLANS
A) Employee Stock Options
Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Option exercise prices approximate the market value for the common shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years. Options expire after seven years.
Options issued by the Company have associated NSRs. The NSRs, in lieu of exercising the option, gives the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus’s common shares at the time of exercise over the exercise price of the option. Alternatively, the holder may elect to exercise the option and receive a net cash payment equal to the excess of the market price received from the sale of the common shares over the exercise price of the option.
The NSRs vest and expire under the same terms and conditions as the underlying options.
Stock Options With Associated Net Settlement Rights
The weighted average unit fair value of NSRs granted during the year ended December 31, 2021, was $3.27 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

Risk-Free Interest Rate	0.67%
Expected Dividend Yield	0.76%
Expected Volatility (1)	38.98%
Expected Life (years)	5.76
(1)Expected volatility has been based on historical share volatility of the Company.

The following tables summarize information related to the NSRs:

	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Exercise Price
For the year ended December 31, 2021	(thousands)	($)
Outstanding, Beginning of Year	30,597	18.52
Granted	6,345	8.89
Exercised	(529)	10.51
Forfeited	(66)	15.17
Expired	(9,114)	28.61
Outstanding, End of Year	27,233	13.06

	Outstanding			Exercisable
As at December 31, 2021	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Exercise Price
Range of Exercise Price ($)	(thousands)	(Years)	($)	(thousands)	($)
5.00 to 9.99	8,365	5.26	8.92	2,478	9.48
10.00 to 14.99	13,126	4.29	12.26	8,729	12.54
15.00 to 19.99	2,680	1.31	19.47	2,680	19.47
20.00 to 24.99	3,062	0.15	22.25	3,062	22.25
	27,233	3.83	13.06	16,949	14.94
The Arrangement on January 1, 2021, resulted in the accelerated vesting of outstanding NSRs held by non-executive employees and certain non-executive officers of the Company. In accordance with their terms, 2.7 million NSRs vested and were exercisable as a result of the accelerated vesting on January 1, 2021.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Cenovus Replacement Stock Options
In connection with the Arrangement, at the closing of the transaction on January 1, 2021, outstanding Husky stock options were replaced by Cenovus replacement stock options. Each Cenovus replacement stock option entitles the holder to acquire 0.7845 of a Cenovus common share at an exercise price per share of a Husky stock option divided by 0.7845.
In the year ended December 31, 2021, eight thousand Cenovus replacement stock options were exercised and settled for six thousand common shares (see Note 30) and 782 thousand Cenovus replacement stock options, with a weighted average exercise price of $3.64, were exercised and net settled for cash.
The following tables summarize the information related to the Cenovus replacement stock options held by Cenovus employees:

	Number of Cenovus Replacement Stock Options	Weighted Average Exercise Price
For the year ended December 31, 2021	(thousands)	($)
Outstanding, Beginning of Year	—	—
Granted	18,882	15.31
Exercised	(790)	3.64
Forfeited	(3,582)	14.08
Expired	(2,254)	20.07
Outstanding, End of Year	12,256	15.21

	Outstanding			Exercisable
As at December 31, 2021	Number of Cenovus Replacement Stock Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Cenovus Replacement Stock Options	Weighted Average Exercise Price
Range of Exercise Price ($)	(thousands)	(Years)	($)	(thousands)	($)
3.00 to 4.99	3,602	2.68	3.54	772	3.54
5.00 to 9.99	164	3.20	6.03	34	5.95
10.00 to 14.99	58	2.67	12.66	41	12.62
15.00 to 19.99	2,896	1.77	18.43	2,012	18.47
20.00 to 24.99	5,384	0.68	21.23	5,384	21.23
25.00 to 29.99	152	1.58	27.88	152	27.88
	12,256	1.58	15.21	8,395	18.96
B) Performance Share Units
Cenovus has granted PSUs to certain employees under its Performance Share Unit Plan for Employees. PSUs are time-vested whole-share units that entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. The number of PSUs eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.
The Company has recorded a liability of $61 million as at December 31, 2021, (2020 – $65 million) in the Consolidated Balance Sheets for PSUs based on the market value of Cenovus’s common shares at the end of the year. PSUs are paid out upon vesting and as a result, the intrinsic value was $nil as at December 31, 2021.
The Arrangement on January 1, 2021, resulted in the accelerated vesting of outstanding PSUs held by non-executive employees and certain non-executive officers of the Company. As a result, the intrinsic value was $51 million as at December 31, 2020. In accordance with their terms, 7.1 million PSUs were settled, in cash, subsequent to December 31, 2020, based on the 30-day volume weighted average trading price prior to the date of closing.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
The following table summarizes the information related to the PSUs held by Cenovus employees:

Number of Performance Share Units
For the year ended December 31, 2021	(thousands)
Outstanding, Beginning of Year	9,284
Granted	6,175
Vested and Paid Out	(8,085)
Cancelled	(261)
Units in Lieu of Dividends	50
Outstanding, End of Year	7,163
C) Restricted Share Units
Cenovus has granted RSUs to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole-share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs generally vest over three years.
RSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus’s common shares at each period end. The fair value is recognized as stock-based compensation costs over the vesting period. Fluctuations in the fair value are recognized as stock-based compensation costs in the period they occur.
The Company has recorded a liability of $53 million as at December 31, 2021, (2020 – $61 million) in the Consolidated Balance Sheets for RSUs based on the market value of Cenovus’s common shares at the end of the year.
As RSUs are paid out upon vesting and as a result, the intrinsic value of vested RSUs was $nil as at December 31, 2021. The intrinsic value was $60 million as at December 31, 2020, due to the accelerated vesting of outstanding RSUs held by employees and certain non-executive officers of the Company as a result from the Arrangement. In accordance with their terms, 8.2 million RSUs were settled in cash in 2021 based on the 30-day volume weighted average trading price prior to the date of closing.
The following table summarizes the information related to the RSUs held by Cenovus employees:

Number of Restricted Share Units
For the year ended December 31, 2021	(thousands)
Outstanding, Beginning of Year	8,430
Granted	6,435
Vested and Paid Out	(8,420)
Cancelled	(463)
Units in Lieu of Dividends	43
Outstanding, End of Year	6,025
D) Deferred Share Units
Under two Deferred Share Unit Plans, Cenovus directors, officers and certain employees may receive DSUs, which are equivalent in value to a common share of the Company. Eligible employees have the option to convert either zero, 25 or 50 percent of their annual bonus award into DSUs. DSUs vest immediately, are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.
The Company has recorded a liability of $20 million as at December 31, 2021, (2020 – $10 million) in the Consolidated Balance Sheets for DSUs based on the market value of Cenovus’s common shares at the end of the year. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant. In connection with the Arrangement, the termination of a DSU holder that is a Cenovus director or employee will result in the settlement and redemption of DSUs, in cash based on the five day volume weighted average trading price prior to the date of redemption, in accordance with the terms of the related DSU Plan.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

Number of Deferred Share Units
For the year ended December 31, 2021	(thousands)
Outstanding, Beginning of Year	1,333
Granted to Directors	273
Granted	80
Units in Lieu of Dividends	10
Redeemed	(440)
Outstanding, End of Year	1,256
E) Total Stock-Based Compensation

For the years ended December 31,	2021	2020	2019
Stock Options With Associated Net Settlement Rights	14	11	9
Cenovus Replacement Stock Options	26	—	—
Performance Share Units	56	19	15
Restricted Share Units	48	23	34
Deferred Share Units	15	(4)	9
Stock-Based Compensation Expense (Recovery)	159	49	67
Stock-Based Compensation Costs Capitalized	8	16	20
Total Stock-Based Compensation	167	65	87

33. EMPLOYEE SALARIES AND BENEFIT EXPENSES

For the years ended December 31,	2021	2020	2019
Salaries, Bonuses and Other Short-Term Employee Benefits	1,327	605	567
Post-Employment Benefits	89	33	29
Stock-Based Compensation (Note 32)	159	49	67
Other Incentive Benefits	201	(4)	31
Termination Benefits	180	9	6
	1,956	692	700
Stock-based compensation includes the costs recorded during the year associated with NSRs, Cenovus replacement stock options, PSUs, RSUs and DSUs.

34. RELATED PARTY TRANSACTIONS
A) Key Management Compensation
Key management includes Directors (executive and non-executive), Executive Officers, Senior Vice-Presidents and Vice-Presidents. The compensation paid or payable to key management is:

For the years ended December 31,	2021	2020	2019
Salaries, Director Fees and Other Short-Term Benefits	69	21	24
Post-Employment Benefits	4	3	2
Stock-Based Compensation	72	15	22
Other Incentive Benefits	4	1	1
Termination Benefits	3	6	—
	152	46	49
Post-employment benefits represent the present value of future pension benefits earned during the year.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
B) Other Related Party Transactions
Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 20). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.
The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or a cost recovery basis with certain restrictions. For the year ended December 31, 2021, the Company charged HMLP $243 million for construction costs and management services.
The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus’s blending business. Cenovus also pays HMLP for transportation and storage services. For the year ended December 31, 2021, the Company incurred costs of $284 million for the use of HMLP’s pipeline systems, as well as transportation and storage services.

35. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, investments in the equity of companies, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, long-term receivables and net investment in finance leases approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at December 31, 2021, the carrying value of Cenovus’s long-term debt was $12.4 billion and the fair value was $13.7 billion (December 31, 2020 carrying value – $7.4 billion, fair value – $8.6 billion).
Equity investments classified as FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.
The following table provides a reconciliation of changes in the fair value of private equity instruments classified at FVOCI:

	2021	2020
Fair Value, Beginning of Year	52	52
Acquisition (Note 5A)	1	—
Fair Value, End of Year	53	52
Equity investments classified as FVTPL comprise equity investments in public companies. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on quoted prices in active markets (Level 1).
B) Fair Value of Risk Management Assets and Liabilities
The Company’s risk management assets and liabilities consist of crude oil, natural gas and refined product swaps, futures, and if entered into, forwards, options, as well as condensate futures and swaps, foreign exchange and interest rate swaps. Crude oil, condensate, natural gas and refined product contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2). The fair value of cross currency interest rate swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Summary of Unrealized Risk Management Positions

	2021			2020
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	46	116	(70)	5	58	(53)
Exchange Rate Contracts	2	—	2	—	—	—
	48	116	(68)	5	58	(53)
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2021	2020
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(68)	(53)
Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to December 31:

	2021	2020
Fair Value of Contracts, Beginning of Year	(53)	3
Acquisition (Note 5A)	(14)	—
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Year	(995)	(308)
Fair Value of Contracts Realized During the Year	993	252
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	1	—
Fair Value of Contracts, End of Year	(68)	(53)
Financial assets and liabilities are offset only if Cenovus has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. Cenovus offsets risk management assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. No additional unrealized risk management positions are subject to an enforceable master netting arrangement or similar agreement that are not otherwise offset.

	2021			2020
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Recognized Risk Management Positions
Gross Amount	263	331	(68)	70	123	(53)
Amount Offset	(215)	(215)	—	(65)	(65)	—
Net Amount	48	116	(68)	5	58	(53)
The derivative liabilities do not have credit risk-related contingent features. Due to credit practices that limit transactions according to counterparties’ credit quality, the change in fair value through profit or loss attributable to changes in the credit risk of financial liabilities is immaterial.
Cenovus pledges cash collateral with respect to certain of these risk management contracts, which is not offset against the related financial liability. The amount of cash collateral required will vary daily over the life of these risk management contracts as commodity prices change. Additional cash collateral is required if, on a net basis, risk management payables exceed risk management receivables on a particular day. As at December 31, 2021, $114 million was pledged as cash collateral (2020 – $59 million).
C) Fair Value of Contingent Payment
The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.9 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2021, the fair value of the contingent payment was estimated to be $236 million (December 31, 2020 – $63 million).

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
As at December 31, 2021, average WCS forward pricing for the remaining term of the contingent payment is $77.87 per barrel. The average implied volatility of WTI options and the Canadian-U.S. dollar foreign exchange rate options used to value the contingent payment were 39.5 percent and 6.4 percent, respectively.
Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at December 31, 2021	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(45)	45

As at December 31, 2020	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(41)	32
WTI Option Implied Volatility	± five percent	(18)	17
Canadian to U.S. Dollar Foreign Exchange Rate Option Implied Volatility	± five percent	7	(10)
The impact of a five percent increase or decrease in WTI option price volatility and the Canadian-U.S. dollar foreign exchange rate options would result in nominal unrealized gains (losses) to earnings before income tax.

D) Earnings Impact of (Gains) Losses From Risk Management Positions

For the years ended December 31,	2021	2020	2019
Realized (Gain) Loss	993	252	7
Unrealized (Gain) Loss	2	56	149
(Gain) Loss on Risk Management	995	308	156
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

36. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil and condensate volumes. The Company has entered into risk management positions to both help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect both near-term and future cash flows. As at December 31, 2021, the fair value of financial positions was a net liability of $68 million and primarily consisted of crude oil, condensate, natural gas and foreign exchange rate instruments.
To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at December 31, 2021, there were foreign exchange contracts with a notional value of US$144 million outstanding and no interest rate or cross currency interest rate swap contracts outstanding.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
Net Fair Value of Risk Management Positions

As at December 31, 2021	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Crude Oil and Condensate Contracts
WTI Fixed – Sell	61.8 MMbbls	January 2022 - June 2023	US$72.19/bbl	(188)
WTI Fixed – Buy	25.3 MMbbls	January 2022 - June 2023	US$71.55/bbl	94
Other Financial Positions (4)				24
Foreign Exchange Contracts				2
Total Fair Value				(68)
(1)     Million barrels (“MMbbls”). Barrel (“bbl”).
(2)     Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3)     Contract terms represent various individual contracts with different terms, and range from one to eighteen months.
(4)    Other financial positions consists of risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts, and the Company's U.S. Manufacturing and Marketing activities.
A) Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of forward commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.
The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy does not allow the use of derivative instruments for speculative purposes.
Crude Oil – The Company has used commodity futures and swaps, basis price risk management contracts, and options contracts to partially mitigate its exposure to the commodity price risk on its crude oil sales and to protect both near-term and future cash flows. Cenovus has entered into a number of transactions to help protect against widening light/heavy crude oil price differentials and to manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus. In addition, the Company has entered into risk management positions to help mitigate the risk to incremental margin expected to be received in future periods at the time products will be sold.
Condensate – The Company has used commodity futures and swaps, as well as basis price risk management contracts to partially mitigate its exposure to the commodity price risk on its condensate transactions.
Natural Gas – The Company has used fixed price and basis instruments to partially mitigate its natural gas commodity price risk.
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2021	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00/bbl Applied to WTI, Condensate and Related Hedges	(225)	225
WCS and Condensate Differential Price	± US$2.50/bbl Applied to WCS and Differential Hedges Tied to Production	4	(4)
Refined Products Commodity Price	± US$5.00/bbl Applied to Heating Oil and Gasoline Hedges	(2)	2
U.S. to Canadian Dollar Exchange Rate	± 0.05 in the U.S. to Canadian Dollar Exchange Rate	11	(12)

As at December 31, 2020	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00/bbl Applied to WTI, Condensate and Related Hedges	(44)	44
WCS and Condensate Differential Price	± US$2.50/bbl Applied to WCS and Differential Hedges Tied to Production	(2)	2

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
B) Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results.
As disclosed in Note 8, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada. As at December 31, 2021, Cenovus had US$7.4 billion in U.S. dollar debt issued from Canada (2020 – US$5.9 billion). In respect of these financial instruments, the impact of changes in the Canadian per U.S. dollar exchange rate would have resulted in a change to the foreign exchange (gain) loss as follows:

As at December 31,	2021	2020
$0.05 Increase in the Canadian per U.S. Dollar Foreign Exchange Rate	372	300
$0.05 Decrease in the Canadian per U.S. Dollar Foreign Exchange Rate	(372)	(300)
Management believes the fluctuations identified in the table above are a reasonable measure of volatility.
C) Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect earnings, cash flows and valuations. Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. To manage exposure to interest rate volatility, the Company periodically enters into interest rate swap contracts. As at December 31, 2021, Cenovus had no interest rate swap contracts outstanding (2020 – $nil). To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. As at December 31, 2021, Cenovus had no cross currency interest rate swap contracts outstanding (2020 – $nil).
As at December 31, 2021, the increase or decrease in net earnings for a one percent change in interest rates on floating rate debt amounts to $1 million (2020 – $1 million). This assumes the amount of fixed and floating debt remains unchanged from respective balance sheet dates.
D) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at December 31, 2021, approximately 97 percent of the Company’s accruals, receivables related to Cenovus's joint ventures and joint operations, trade receivables and net investment in finance leases were investment grade, and substantially all of the Company’s accounts receivable were outstanding for less than 60 days. The average expected credit loss on the Company’s accruals, receivables related to Cenovus's joint ventures and joint operations, trade receivables and net investment in finance leases was 0.1 percent as at December 31, 2021 (2020 – 0.5 percent).

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
E) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 25, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA between 1.0 to 1.5 times to manage the Company’s overall debt position.
Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn capacity on its committed credit facility and uncommitted demand facilities as well as availability under its base shelf prospectus. As at December 31, 2021, the Company's sources of capital included:
•2.9 billion in cash and cash equivalents.
•$6.0 billion available on its committed credit facility.
•$1.9 billion available on its uncommitted demand facilities, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit.
•US$88 million and $5 million available on the Company’s proportionate share of the uncommitted demand facilities from WRB and Sunrise, respectively.
•US$4.7 billion unused capacity under its base shelf prospectus, availability of which is dependent on market conditions.
Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2021	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,353	—	—	—	6,353
Short-Term Borrowings (1)	79	—	—	—	79
Long-Term Debt (1)(2)	561	1,608	2,603	14,892	19,664
Contingent Payment	238	—	—	—	238
Lease Liabilities (1)	453	794	634	3,192	5,073

As at December 31, 2020	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,018	—	—	—	2,018
Short-Term Borrowings (1)	121	—	—	—	121
Long-Term Debt (1)	385	1,965	1,966	8,627	12,943
Contingent Payment	36	28	—	—	64
Lease Liabilities (1)	254	445	365	1,412	2,476
(1)     Principal and interest, including current portion if applicable.
(2)     On January 10, 2022, the Company announced its intention to redeem the entire outstanding balance of its 3.80 percent notes and 4.00 percent unsecured notes on February 9, 2022. Long-term debt maturities above have not been adjusted for this redemption.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

37. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital
Working capital is calculated as follows:

As at December 31,	2021	2020
Total Current Assets	11,988	2,976
Total Current Liabilities	7,305	2,359
Working Capital	4,683	617
At December 31, 2021, adjusted working capital was $3.8 billion (December 31, 2020 – $653 million), excluding assets held for sale of $1.3 billion (December 31, 2020 – $nil), the current portion of the contingent payment of $236 million (December 31, 2020 – $36 million) and liabilities related to assets held for sale of $186 million (December 31, 2020 – $nil).
Changes in non-cash working capital is as follows:

For the years ended December 31,	2021	2020	2019
Accounts Receivable and Accrued Revenues	(953)	77	(475)
Income Tax Receivable	(1)	(12)	150
Inventories	(1,646)	450	(408)
Accounts Payable and Accrued Liabilities	1,645	(338)	283
Income Tax Payable	87	(17)	—
Total Non-Cash Working Capital	(868)	160	(450)

Cash From (Used in) Operating	(1,227)	198	(333)
Cash From (Used in) Investing	359	(38)	(117)
Total Non-Cash Working Capital	(868)	160	(450)

For the years ended December 31,	2021	2020	2019
Interest Paid	811	381	457
Interest Received	24	5	12
Income Taxes Paid	209	18	17

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2018	—	—	9,164	—
Adjustment for Change in Accounting Policy (1)	—	—	—	1,494
Changes From Financing Cash Flows:
(Repayment) of Long-Term Debt	—	—	(2,279)	—
Net Issuance (Repayment) of Revolving Long-Term Debt	—	—	276	—
Common Share Dividends Paid	(260)	—	—	—
Principal Repayment of Leases	—	—	—	(150)
Non-Cash Changes:
Common Share Dividends Declared	260	—	—	—
Foreign Exchange (Gain) Loss	—	—	(399)	(23)
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	(63)	—
Lease Additions	—	—	—	590
Lease Terminations	—	—	—	(11)
Lease Re-measurements	—	—	—	15
Other	—	—	—	1
As at December 31, 2019	—	—	6,699	1,916
Changes From Financing Cash Flows:
Common Share Dividends Paid	(77)	—	—	—
Net Issuance (Repayment) of Short-Term Borrowings	—	117	—	—
Issuance of Long-Term Debt	—	—	1,326	—
(Repayment) of Long-Term Debt	—	—	(112)	—
(Repayment) of Revolving Long-Term Debt	—	—	(220)	—
Principal Repayment of Leases	—	—	—	(197)
Non-Cash Changes:
Common Share Dividends Declared	77	—	—	—
Foreign Exchange (Gain) Loss, Net	—	4	(231)	(6)
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	(25)	—
Finance Costs	—	—	5	—
Lease Additions	—	—	—	49
Lease Terminations	—	—	—	(1)
Lease Modifications	—	—	—	(2)
Lease Re-measurements	—	—	—	(2)
Other	—	—	(1)	—
As at December 31, 2020	—	121	7,441	1,757

(1) Effective January 1, 2019, the Company adopted International Financial Reporting Standard 16, "Leases".

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021

(Continued)	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
Acquisition (see Note 5A)	—	40	6,602	1,441
Changes From Financing Cash Flows:
Common Share Dividends Paid	(176)	—	—	—
Preferred Share Dividends Paid	(34)	—	—	—
Net Issuance (Repayment) of Short-Term Borrowings	—	(77)	—	—
Net Issuance (Repayment) of Revolving Long-Term Debt	—	—	(350)	—
Issuance of Long-Term Debt	—	—	1,557	—
(Repayment) of Long-Term Debt	—	—	(2,870)	—
Principal Repayment of Leases	—	—	—	(300)
Non-Cash Changes:
Common Share Dividends Declared	176	—	—	—
Preferred Share Dividends Declared	34	—	—	—
Foreign Exchange (Gain) Loss, Net	—	(5)	(57)	(10)
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	121	—
Finance Costs	—	—	(59)	—
Lease Additions	—	—	—	110
Lease Terminations	—	—	—	(1)
Lease Modifications	—	—	—	22
Lease Re-Measurements	—	—	—	(4)
Transfers to Liabilities Related to Assets Held for Sale	—	—	—	(58)
As at December 31, 2021	—	79	12,385	2,957

38. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program.
Future payments for the Company’s commitments are below:

As at December 31, 2021	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	3,288	3,567	3,373	2,146	2,012	16,600	30,986
Real Estate (2)	44	43	52	54	57	658	908
Obligation to Fund Equity-Accounted Affiliate (3)	68	85	99	90	90	210	642
Other Long-Term Commitments	509	156	145	136	150	1,214	2,310
Total Payments (4)	3,909	3,851	3,669	2,426	2,309	18,682	34,846

As at December 31, 2020	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	1,014	954	1,341	1,444	1,107	15,537	21,397
Real Estate (2)	34	36	38	41	44	604	797
Other Long-Term Commitments	105	47	32	32	24	85	325
Total Payments (4)	1,153	1,037	1,411	1,517	1,175	16,226	22,519
(1)    Includes transportation commitments of $8.1 billion (December 31, 2020 – $14.0 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the date of commencement.
(2)    Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)    Relates to funding obligations to HCML.
(4)    Commitments are reflected at Cenovus's proportionate share of the underlying contract.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2021
The Arrangement resulted in the assumption of Husky’s non-cancellable contracts and other commercial commitments. As at January 1, 2021, total commitments assumed by Cenovus were $17.6 billion, of which $7.4 billion were for various transportation and storage commitments. Transportation commitments include $1.7 billion that are subject to regulatory approval or have been approved, but are not yet in service.
As at December 31, 2021, the transportation and storage commitments did not include any amounts related to the Keystone XL pipeline due to the cancellation of the Company’s transportation services agreement (December 31, 2020 – $7.0 billion).
As at December 31, 2021, the Company had commitments with HMLP that include $2.6 billion related to transportation, storage and other long-term commitments.
As at December 31, 2021, there were outstanding letters of credit aggregating to $565 million (December 31, 2020 – $441 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.
Decommissioning Liabilities
Cenovus is responsible for the retirement of long-lived assets at the end of their useful lives. Cenovus has recorded a liability of $3.9 billion, based on current legislation and estimated costs, related to its producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, retail and the crude-by-rail terminal. Actual costs may differ from those estimated due to changes in legislation and changes in costs.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – 2021 Consolidated Financial Statements	76